Exhibit 99



                  HARBOR FLORIDA BANCORP, INC. AND SUBSIDIARIES
                             Index to Annual Report





                                                               Page
Selected Consolidated Financial Data                              2
Management's Discussion and Analysis of Financial Condition
     and Results of Operations                                    5
Independent Auditor's Report                                     16
Consolidated Statement of Financial Condition - September 30,
     1997 and 1996                                               17
Consolidated Statements of Earnings -  Years ended September
     30, 1997, 1996, and 1995                                    18
Consolidated Statements of Stockholders' Equity - Years ended
     September 30, 1997, 1996, and 1995                          19
Consolidated Statement of Cash Flows -Years ended September
     30, 1997, 1996, and 1995                                    20
Notes to the Consolidated Financial Statements                   22




All schedules are omitted as they are not required or are not  applicable or the
required  information  is  shown  in  the  applicable   consolidated   financial
statements or notes thereto.

Harbor Financial, M.H.C has limited assets and liabilities, other than the stock of Harbor Florida Bancorp, Inc. Accordingly, the financial statements of Harbor Financial, M.H.C. are omitted due to immateriality.

Selected Consolidated Financial Condition Data


                                      September 30,
                               1997      1996       1995     1994       1993
                                    (In thousands)

Total assets............ $1,131,024  $1,057,443   $886,570  $808,110  $759,389
Loans (net)(1)..........    834,270     765,019    631,307   576,406   546,699
Federal funds sold......        250      16,075     12,825     7,400    17,500
Investment securities(2)     53,553      53,493     25,186    40,286    45,522
Mortgage-backed
     securities.........    176,854     153,293    164,759   120,099    89,535
Real estate owned (net).      2,314       3,118      2,786     2,522     6,198
Deposits................    911,576     851,853    720,981   673,830   651,093
FHLB advances...........    100,000      95,000     65,000    45,000    45,000
Other borrowings........        475         674        974     1,273       990
Stockholders' equity....     96,802      84,832     77,500    68,251    40,230
---------------

     (1) Excludes loans held for sale of $141,000, $4.9 million, $1 million, $25,000, and $679,000, as of September 30, 1997, 1996, 1995, 1994 and
          1993, respectively.

     (2) Includes investments available for sale of $47,553 and $33,493 in 1997 and 1996, respectively.

Selected Consolidated Operating Data

                                            Years Ended September 30,
                                   1997      1996     1995     1994     1993
                                   -----------------------------------------
                                                    (In thousands)
Interest income..................$84,814   $74,357  $64,884  $56,084  $55,674
Interest expense................. 45,159    39,114   33,280   26,276   27,251
                                  ------    ------   ------   ------   ------
    Net interest income.......... 39,655    35,243   31,604   29,808   28,423
 Provision for (recovery of)
      loan losses................    782       (76)     460    1,553    1,890
                                     ---       ---      ---    -----    -----
    Net interest income
      after provision for
      loan losses                 38,873    35,319   31,144   28,255   26,533
                                  ------    ------   ------   ------   ------
Other income:
    Income (loss) from real
      estate operations..........    145      (301)     (40)   1,250   (2,792)
    Gain (loss) on sale of
      mortgage loans.............    188       (40)      91      118      281
    Other........................  3,880     3,226    2,856    2,701    2,668
                                   -----     -----    -----    -----    -----
         Total other income......  4,213     2,885    2,907    4,069      157
                                   -----     -----    -----    -----      ---
Other expenses:
    Compensation and benefits.... 11,931    10,690   10,048    9,433    9,078
    Professional fees............    599       527      699    1,137      711
    SAIF deposit insurance
         premium.................    785     6,300    1,556    1,672    1,627
    Other........................  7,833     6,615    5,895    5,624    5,555
                                   -----     -----    -----    -----    -----
         Total other expenses.... 21,148    24,132   18,198   17,866   16,971
                                  ------    ------   ------   ------   ------
 Income before income taxes...... 21,938    14,072   15,853   14,458    9,719
Income tax expense ..............  8,611     5,432    5,958    5,254    4,016
                                   -----     -----    -----    -----    -----
 Income before extraordinary
     item and cumulative effect
     of change in accounting
     principle................... 13,327     8,640    9,895    9,204    5,703
Extraordinary item (1)...........    ---       ---      ---   (1,342)     ---
 Cumulative effect on prior
     years of changing to a
     different method of
     accounting for income
     taxes.......................   ---       ---      ---      1,935    ---
                                  ------    ------   ------   ------   ------
Net income....................... 13,327   $ 8,640  $ 9,895  $ 9,797  $ 5,703
                                  ======   =======  =======  =======  =======


(1)      Extinguishment of FHLB advances for year 1994.

Selected Financial Ratios

                                                         At or for the Years Ended September 30,
                                                      1997      1996      1995      1994      1993
                                                      ----      ----      ----      ----      ----

Performance Ratios:
    Return on average assets .................        1.22%      .91%     1.16%     1.25%      .77%
    Return on average stockholders' equity ...       14.72     10.51     13.61     16.85     15.14
    Net interest rate spread .................        3.36      3.40      3.42      3.68      3.92
    Net yield on average interest-earning
         assets ..............................        3.72      3.79      3.80      3.92      4.04
    Noninterest expense to average assets ....        1.93      2.53      2.14      2.27      2.29
    Net interest income to noninterest
         expense .............................        1.88      1.46      1.74      1.67      1.67
    Average interest-earnings assets to
         average interest-bearing liabilities       108.33    109.24    109.58    106.94    103.13

Asset Quality Ratios:
    Nonperforming assets to total assets .....         .43       .50       .71       .85      2.19
    Allowance for loan losses to total loans .        1.40      1.44      1.60      1.64      1.34
    Allowance for loan losses to
         nonperforming loans .................      453.11    507.25    286.70    329.74    209.67
    Allowance for losses on real estate
         owned  to total real estate owned ...       19.99     35.45     40.00     33.37     26.09

Capital Ratios:
    Average stockholders' equity to average
         assets ..............................        8.26      8.62      8.54      7.40      5.09
    Stockholders' equity to assets at period .        8.56      8.02      8.74      8.45      5.30
         end

Management's Discussion
and analysis of Financial Condition and Results of Operations

General

Harbor Florida Bancorp, Inc. ("the Company") results of operations are primarily dependent on its net interest income. Net interest income is a function of the balances of loans and investments outstanding in any one period, the yields earned on such loans and investments and the interest paid on deposits and borrowed funds that were outstanding in that same period. The Company's noninterest income consists primarily of fees and service charges, gains on sale of mortgage loans and, depending on the period, real estate operations which have either provided income or loss. The results of operations are also significantly impacted by the amount of provisions for loan losses which, in turn, is dependent upon, among other things, the size and makeup of the loan portfolio, loan quality, and trends. The noninterest expenses consist primarily of employee compensation and benefits, occupancy expense, professional fees and federal deposit insurance premiums. Its results of operations are affected by general economic and competitive conditions, including changes in prevailing interest rates and the policies of regulatory agencies.

Market Risk and Asset and Liability Management

The Company attempts to manage its assets and liabilities in a manner that stabilizes net interest income and net economic value under a broad range of interest rate environments. This is accomplished by matching maturity and repricing periods on loans and investments to maturity and repricing periods on deposits and borrowings.

The matching of assets and liabilities may be analyzed by determining the extent to which such assets and liabilities are interest rate sensitive. An asset or liability is considered to be interest rate sensitive within a specific time period if it matures or reprices within that time period. Interest rate sensitivity analysis, also known as "gap" analysis, attempts to measure the difference between the amount of interest-earning assets expected to mature or reprice within a specific time period compared to the amount of interest-bearing liabilities expected to mature or reprice within that time period. An interest rate sensitive "gap" is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities maturing or repricing within a specified time period. A "gap" is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets that mature or reprice within a specified time period. Interest rate sensitivity analysis is based on numerous assumptions, such as estimates for paying loans off prior to maturity. Estimates are revised annually to reflect the anticipated interest rate environment.

Generally, an institution with a positive interest rate sensitivity "gap" can expect net interest income to increase during periods of rising interest rates and decline during periods of falling interest rates. Likewise, an institution with a negative "gap" can expect an increase in net interest income during periods of falling interest rates and a decrease in net interest income during periods of rising interest rates. At September 30, 1997, the Company's cumulative one year interest rate sensitivity "gap" was negative 12.45%.

In addition to interest rate sensitivity analysis, the Company monitors interest rate risk exposure with the use of computerized simulation models. The computerized models simulate the effect of rising and falling interest rate levels on the Company's net interest income and net economic value. The Company's Board of Directors reviews the simulation results on a quarterly basis to ensure that simulated fluctuations of net interest income and net economic value remain within limits established in the Company's interest rate risk management policy.

The Board of Directors has established an asset/liability committee which consists of the Company's president and senior Company officers. The committee meets on a monthly basis to review loan and deposit pricing and production volumes, interest rate risk analysis, liquidity and borrowing needs, and a variety of other asset and liability management topics.

The Company currently utilizes the following strategies to reduce interest rate risk: (a) the Company seeks to originate and hold in portfolio adjustable rate loans which have annual interest rate adjustments; (b) the Company sells a portion of newly originated 20 and 30 year fixed rate mortgage loans, currently $100,000 to $200,000 per month; (c) the Company seeks to lengthen the maturities of deposits when deemed cost effective through the pricing and promotion of certificates of deposits; (d) the Company seeks to attract low cost checking and transaction accounts which tend to be less interest rate sensitive when interest rates rise; and (e) the Company has utilized long term Federal Home Loan Bank ("FHLB") advances to fund the origination of fixed rate loans. The Company also maintains a high level of liquid assets consisting of shorter-term investments which are expected to increase in yield as interest rates rise.

Interest Rate Sensitivity

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates as of September 30, 1997. For borrowings, the table presents principal cash flows by expected maturity dates.




                                                  Four to        More than       More than
                                   Within          twelve       one year to    three years to   Over five
                                three months       months       three years      five years      years          Total
                                ------------       ------       -----------      ----------      -----          -----
                                                                       (Dollars in thousands)

Interest-earning assets (1):
    Mortgage loans (2)
       Fixed rate .............   $   15,032     $   45,093     $   96,315     $   71,876     $  194,052    $  422,368
       Adjustable rate ........       55,956        171,506         28,266         61,534          6,003       323,265
    Other loans (2):
       Fixed rate .............        5,010         15,031         25,502         13,607         13,964        73,114
       Adjustable rate ........       18,224          8,342            787           --             --          27,353
    Mortgage-backed
       securities:
       Fixed rate (3) .........        7,275         21,826         43,850         21,717         33,270       127,938
       Adjustable rate ........        4,751         44,165           --             --             --          48,916
    Investment securities
       and other assets .......       31,580         14,483         30,071           --             --          76,134
                                  ----------     ----------     ----------     ----------     ----------    ----------
         Total ................   $  137,828     $  320,446     $  224,791     $  168,734     $  247,289    $1,099,088
                                  ----------     ----------     ----------     ----------     ----------    ----------
Interest-bearing liabilities:
    Deposits(4):
       NOW accounts ...........   $    5,205     $   15,614     $   19,985     $    7,195     $    4,046    $   52,045
       Passbook accounts ......       11,481         34,443         25,717          4,115            784        76,540
       Money market
         accounts .............        8,680         26,041          8,333            333             14        43,401
       Certificates of
         deposits .............      164,116        303,088        180,702         41,006            848       689,760
    Borrowings ................       20,375         10,100         10,000         15,000         45,000       100,475
                                  ----------     ----------     ----------     ----------     ----------    ----------
         Total ................   $  209,857     $  389,286     $  244,737     $   67,649     $   50,692    $  962,221
                                  ----------     ----------     ----------     ----------     ----------    ----------
 Excess (deficiency) of
    interest earning assets
    over interest- bearing
    liabilities ...............   $  (72,029)    $  (68,840)    $  (19,946)    $  101,085     $  196,597    $  136,867
                                  ==========     ==========     ==========     ==========     ==========    ==========
 Cumulative excess
    (deficiency) of interest-
    earning assets over
    interest-bearing
    liabilities ...............   $  (72,029)    $ (140,869)    $ (160,815)    $  (59,730)    $  136,867
                                  ==========     ==========     ==========     ==========     ==========
 Cumulative excess
    (deficiency) of interest-
    earning assets over
    interest-bearing
    liabilities as a percent of
    total assets ..............        (6.37)%       (12.45)%       (14.22)%        (5.28)%       12.10%
                                       =====         ======         ======          =====         =====

--------------------------

(1) Adjustable and floating rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate assets are included in the periods in which they are scheduled to be repaid based on scheduled amortization, in each case adjusted to take into account estimated prepayments. Estimated prepayment statistics were obtained from the research department of a primary securities dealer. For fixed rate mortgages and mortgage-backed securities, annual prepayment rates from 7% to 25%, based on the coupon rate, were used.

(2) Balances have been reduced for loans in process and deferred loan fees and discounts which aggregated to $35.5 million at September 30, 1997. Nonperforming loans aggregating $2.6 million were included in the within three month repricing period.
(3) Fixed rate mortgage-backed securities include amortizing securities that balloon 5 years and 7 years from original issue date. Balloon securities amounted to $99.5 million at September 30, 1997.
(4) The Company's negotiable order of withdrawal ("NOW") accounts, passbook savings accounts and money market deposit accounts are generally subject to immediate withdrawal. However, management considers a certain portion of these accounts to be core deposits having significantly longer effective maturities based on the Company's retention of such deposit accounts in changing interest rate environments. NOW accounts, passbook savings accounts and money market deposit accounts are assumed to be withdrawn at annual rates of 40%, 60% and 80%, respectively, of the declining balance of such accounts during the period shown. Management believes the rates are indicative of expected withdrawal rates in a rising interest rate environment. If all of the Company's NOW accounts, passbook savings accounts and money market deposit accounts had been assumed to be subject to repricing within one year, the cumulative one-year deficiency of interest-earning assets to interest-bearing liabilities would have been $211.4 million or 18.69% of total assets.
(5) The Company does not purchase, sell or enter into derivative financial instruments or derivative commodity instruments as defined by Statement of Financial Accounting Standards No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments."
                                                           ---------------

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Analysis of Net Interest Income

The Company's earnings have historically depended primarily upon the Company's net interest income, which is the difference between interest income earned on its loans and investments ("interest-earning assets") and interest paid on its deposits and any borrowed funds ("interest-bearing liabilities"). Net interest income is affected by (i) the difference between rates of interest earned on the Company's interest-earning assets and rates paid on its interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of its interest- earning assets and interest-bearing liabilities.

The following tables present an analysis of certain aspects of the Company's operations during the periods indicated. The first table presents the average balances of, and the interest and dividends earned or paid on, each major class of interest-earning assets and interest-bearing liabilities. No tax equivalent adjustments were made. Average balances represent daily average balances. The yields and costs include fees which are considered adjustments to yields.

                                                          Years Ended September 30,
                                          1997                       1996                        1995
                                          ----                       ----                        ----
                                Average  Interest & Yield/ Average  Interest &  Yield/  Average Interest &   Yield/
                                Balance  Dividends  Rate   Balance  Dividends   Rate    Balance Dividends    Rate
                                -------  ---------  ----   -------  ---------   ----    -----------------    ----
                                                            (Dollars in thousands)
Assets:
Interest-earning assets(1):
Federal funds sold .......   $    7,404   $   399    5.39% $ 12,679   $   669    5.28% $  8,224   $   457      5.56%
Interest-bearing deposits        29,674     1,614    5.44    24,062     1,320    5.49    24,899     1,412      5.67
Investment securities ....       63,743     3,866    6.07    39,825     2,462    6.18    43,375     2,352      5.42
Mortgage-backed
  securities .............      153,347    10,088    6.58   152,895    10,155    6.64   147,482     9,613      6.52
Mortgage loans ...........      718,319    60,000    8.35   620,166    52,237    8.42   542,127    44,883      8.28
Other loans ..............       94,634     8,847    9.35    79,875     7,514    9.41    65,308     6,167      9.44
                                 ------     -----    ----    ------     -----    ----    ------     -----      ----
Total interest-earning
  assets .................    1,067,121    84,814    7.94   929,502    74,357    8.00   831,415    64,884      7.81
Total noninterest earning
  assets....................     29,575                      24,481                      20,174
                                 ------                      ------                      ------
Total assets................  1,096,696                     953,983                     851,589
                              =========                     =======                     =======

Liabilities and
Stockholders' Equity:
Interest-bearing liabilities
  Deposits:
    Transaction accounts....  $ 138,721   $ 1,896    1.37  $118,398   $ 1,724    1.46% $108,558   $1,782       1.64%
    Passbook savings........     77,707     1,356    1.75    79,617     1,506    1.89    85,615    1,718       2.01
    Official checks.........      5,612       ---     .00     6,400       ---     .00     4,250      ---        .00
    Certificate savings.....    663,143    35,892    5.41   570,518    31,210    5.47   500,941   26,127       5.22
                                -------    ------    ----   -------    ------    ----   -------   ------       ----
    Total deposits..........    885,183    39,144    4.42   774,933    34,440    4.44   699,364   29,627       4.24
  FHLB advances.............     99,342     5,962    6.00    75,096     4,593    6.12    58,178    3,546       6.10
  Other borrowings..........        561        53    9.48       857        81    9.47     1,160      107       9.27
                                    ---        --    ----       ---        --    ----     -----      ---       ----
Total interest-bearing
  liabilities...............    985,086    45,159    4.58   850,886    39,114    4.60   758,702   33,280       4.39
                                -------    ------    ----   -------    ------    ----   -------   ------       ----
Noninterest-bearing
  liabilities...............     21,045                      20,863                      20,167
                                 ------                      ------                      ------
Total liabilities...........  1,006,131                     871,749                     778,869
Stockholders' equity........     90,565                      82,234                      72,720
                                 ------                      ------                      ------
Total liabilities and
  stockholders' equity......  1,096,696                     953,983                     851,589
                              =========                     =======                     =======
Net interest income/
  interest rate spread (2)..             $ 39,655    3.36%           $ 35,243    3.40%            $31,604       3.42%
                       ==                ========                    ========                     =======
Net interest-earning
 assets/net  interest
 margin (3).................   $ 82,035              3.72%    $78,616            3.79%  $72,713                 3.80%
        ==                     ========                       =======                   =======
Interest-earning assets to
  interest-bearing liabilities                     108.33%                     109.24%                        109.58%

(1)  Average balances and rates include nonaccruing loans.

(2) Interest rate spread represents the difference between weighted average interest rates earned on interest-earning assets and the weighted average interest rates paid on interest-bearing liabilities.

(3) Net interest margin represents net interest income as a percentage of average interest-earning assets.

                                ----------------

Rate/Volume Analysis. The relationship between the volume and rates of the Company's interest-earning assets and interest-bearing liabilities influences the Company's net interest income. The following table reflects the sensitivity of the Company's interest income and interest expense to changes in volume and in prevailing interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on effects attributable to: (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (changes in rate multiplied by old volume); and (3) net change. Changes attributable to the combined impact of volume and rates have been allocated proportionately to changes due to volume and changes due to rate.

                                                                  Years Ended September 30,
                                                                    Increase (Decrease)
                                     1997 vs. 1996                      1996 vs. 1995                  1995 vs. 1994
                                     -------------                      -------------                  -------------
(In thousands)
                              Volume       Rate         Net     Volume     Rate       Net    Volume      Rate       Net
                              ------       ----         ---     ------     ----       ---    ------      ----       ---
Interest income:
  Interest-bearing
    deposits..............   $    21    $     3     $    24       $194     $(74)     $120     $(684)   $  910   $   226
  Investment securities...     1,424        (20)      1,404       (202)     312       110      (166)      412       246
  Mortgage-backed
    securities............        29        (96)        (67)       360      182       542     2,893       473     3,366
  Mortgage loans..........     8,259       (496)      7,763      6,681      673     7,354     2,524     1,170     3,694
  Nonmortgage loans:
    Commercial loans......        85        (72)         13         46     (110)      (64)       14       177       191
    Consumer loans........     1,289         31       1,320      1,305      106     1,411     1,021        56     1,077
                               -----         --       -----      -----      ---     -----     -----        --     -----
Total interest income.....    11,107       (650)     10,457      8,384    1,089     9,473     5,602     3,198     8,800
                              ------       ----      ------      -----    -----     -----     -----     -----     -----

Interest expense:
  Deposits:
    Transaction accounts..   $   278    $  (106)    $   172       $144    $(202)     $(58)    $(165)     $ 24     $(141)
    Passbook savings......       (33)      (117)       (150)      (114)     (98)     (212)     (225)        8      (217)
    Certificate savings...     5,013       (331)      4,682      3,806    1,277     5,083     2,903     3,657     6,560
                               -----       ----       -----      -----    -----     -----     -----     -----     -----
    Total deposits........     5,258       (554)      4,704      3,836      977     4,813     2,513     3,689     6,202
  FHLB advances...........     1,455        (86)      1,369      1,035       12     1,047       803       (31)      772
  Other borrowings........       (26)        (2)        (28)      ( 26)     ---       (26)       11        19        30
                                 ---         --         ---       - --                ---        --        --        --
Total interest expense....     6,687       (642)      6,045      4,845      989     5,834     3,327     3,677     7,004
                               -----       ----       -----      -----      ---     -----     -----     -----     -----

Net interest income.......   $ 4,420   $     (8)    $ 4,412    $ 3,539    $ 100   $ 3,639   $ 2,275   $  (479)  $ 1,796
                             =======   ========     =======    =======    =====   =======   =======   =======   =======

Results of Operations
---------------------

Year Ended September 30, 1997 Compared to Year Ended September 30, 1996
-----------------------------------------------------------------------

General
-------

Net income for the year ended September 30, 1997 increased 16.1% to $13.3 million or $2.66 per share, compared to $11.5 million or $2.32 per share for the same period last year, excluding the one-time SAIF special assessment. Including the one-time SAIF special assessment, net income for the year ended September 30, 1996 was $8.6 million, or $1.75 per share. Net interest income increased 12.5% to $39.6 million for the year ended September 30, 1997 compared to $35.2 million for the year ended September 30, 1996. This increase was due to an increase in interest income of $10.5 million offset by an increase in interest expense of $6.0 million. Other income increased to $4.2 million for the year ended September 30, 1997 from $2.9 million for the year ended September 30, 1996. Other expenses decreased to $21.1 million for the year ended September 30, 1997 from $24.1 million for the year ended September 30, 1996, due primarily to the one-time SAIF special assessment of $4.5 million.

Interest Income
---------------

Total interest income increased to $84.8 million for the year ended September 30, 1997 from $74.3 million for the year ended September 30, 1996, as a result of an increase in average interest-earning assets that was partially offset by a decrease in the average interest rate. Average interest-earning assets increased to $1.067 billion for the year ended September 30, 1997 from $929.5 million for the year ended September 30, 1996. The average rate earned on interest-earning assets decreased to 7.94% for the year ended September 30, 1997 from 8.00% for the year ended September 30, 1996, a decrease of 6 basis points. Interest income on loans increased $9.0 million to $68.8 million for the year ended September 30, 1997 from $59.8 million for the year ended September 30, 1996. This increase was a result of a $112.9 million increase in the average balance to $812.9 million in 1997 from $700.0 million in 1996 that was partially offset by a decrease of 7 basis points in the average yield to 8.47% in 1997 from 8.54% in 1996. The increase in the average balance of total loans was mainly due to significant growth in the residential loan portfolio resulting from high levels of loan originations and the acquisition of $62 million of loans from Treasure Coast Bank, FSB in June, 1996. Interest income on investment securities increased $1.4 million to $3.9 million for the year ended September 30, 1997 from $2.5 million for the year ended September 30, 1996. This increase was primarily the result of a $23.9 million increase in the average balance to $63.7 million in 1997 from $39.8 million in 1996. The increase in the average balance of investment securities was primarily due to the purchase of FHLB Notes with the proceeds from new FHLB advances.

Interest Expense
----------------

Total interest expense increased to $45.1 million for the year ended September 30, 1997 from $39.1 million for the year ended September 30, 1996, as a result of an increase in average interest-bearing liabilities. Average interest-bearing liabilities increased to $985.1 million for the year ended September 30, 1997 from $850.9 million for the year ended September 30, 1996. The average interest rate paid on interest-bearing liabilities was 4.58% for the year ended September 30, 1997 compared to 4.60% for the year ended September 30, 1996, a decrease of 2 basis points. Interest expense on deposits increased $4.7 million to $39.1 million for the year ended September 30, 1997 from $34.4 million for the year ended September 30, 1996. This increase was a result of an increase of $110.3 million in the average balance to $885.2 million in 1997 from $774.9 million in 1996 partially offset by a decrease of 2 basis points in the average rate to 4.42% in 1997 from 4.44% in 1996. The increase in the average balance of deposits reflects the acquisition of $70 million of deposits from Treasure Coast Bank, FSB in June, 1996. Interest expense on FHLB advances and other borrowings increased $1.3 million to $6.0 million for the year ended September 30, 1997 from $4.7 million for the year ended September 30, 1996. This increase was the result of an increase of $24.0 million in the average balance to $99.9 million in 1997 from $75.9 million in 1996 primarily due to proceeds from short-term advances taken in order to fund the purchase of FHLB Notes.

Provision for Loan Losses
-------------------------

The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, volume and type of lending conducted by the Company, industry standards, the level and status of past due and nonperforming loans, the general economic conditions of the Company's lending area and other factors affecting collectibility of the Company's loan portfolio. The provision for loan losses was $782,000 for the year ended September 30, 1997 compared to a credit of $76,000 for the year ended September 30, 1996. The provision for loan losses for the year ended September 30, 1997 was principally comprised of a charge of approximately $600,000 related to an increase in the level of classified commercial real estate loans, a charge of approximately $100,000 due to an increase in classified consumer loans, and a charge of approximately 80,000 for unidentified but probable losses due to growth in the consumer loan portfolio. The credit to the provision for loan losses for the year ended September 30, 1996 was principally comprised of a credit to the provision of $1.7 million related to a decrease in the level of classified assets compared to the prior year and $100,000 of additional net recoveries on loans during the year. This was partially offset by a charge to the provision of approximately $1.6 million due to growth primarily in the commercial real estate and consumer portfolios (which excludes loan growth associated with the acquisition of Treasure Coast) and due to the Company's perception and the inherent risk of loans originated for these portfolios during the period, as well as the additional inherent risk of loans acquired as a result of the acquisition of Treasure Coast; and $200,000 related to downgrades of certain commercial real estate loans within pass grades. The allowance for loan losses was at $11.7 million and $11.0 million for September 30, 1997 and 1996, respectively. The allowance was 1.4% of total loans at both September 30, 1997 and 1996, respectively, and was 117.5% and 129.4% of classified loans at September 30, 1997 and 1996, respectively. The Company had net charge offs of $107,000 for the year ended September 30, 1997 compared to net recoveries of $124,000 for the year ended September 30, 1996. While the Company's management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions.


Other Income
------------

Other income increased by $1.3 million to $4.2 million for the year ended September 30, 1997 from $2.9 million for the year ended September 30, 1996, due primarily to an increase of $511,000 in other fees and service charges, an increase of $446,000 in income from real estate operations, an increase of $228,000 in gain on sale of mortgage loans and a $239,000 gain on sale of an undeveloped parcel of land. Other fees and service charges, primarily from fees and service charges on deposit products, was $3.3 million and $2.8 million for the years ended September 30, 1997 and 1996, respectively. This increase was primarily due to the growth in deposits. Income from real estate operations was $145,000 for the year ended September 30, 1997, compared to a loss of $301,000 in the comparable period in 1996. Gain on sale of mortgage loans was $188,000 for the year ended September 30, 1997, compared to a loss of $40,000 in the comparable period in 1996.

Other Expense
-------------

Other expense decreased by $3.0 million to $21.1 million for the year ended September 30, 1997 from $24.1 million for the year ended September 30, 1996. The decrease was primarily due to a decrease of $5.5 million in SAIF deposit insurance premiums due to the special assessment of $4.5 million for the year ended September 30, 1996 and a decrease of $1.0 million in premiums for the year ended September 30, 1997 due to lower assessment rates resulting from recapitalization of the SAIF. Other changes included an increase of $1.2 million in compensation and benefits, an increase of $414,000 in occupancy expense and an increase of $804,000 in other expense. The increase in compensation and benefits is due primarily to additional staff required to support the growth in loans and deposits and an increase in amortization of stock benefit plans. The increase in other expense is primarily due to an increase of $164,000 in amortization of goodwill, an increase of $207,000 in advertising and promotion, an increase of $96,000 in data processing services and $52,000 in filing fees primarily relating to the organization of the mid-tier holding company.

Income Tax Expense
------------------

Income tax expense increased by $3.2 million to $8.6 million for the year ended September 30, 1997 from $5.4 million for the year ended September 30, 1996, due primarily to an increase in pretax accounting income, net of the $1.7 million tax effect of the one-time SAIF special assessment included in 1996. The effective tax rates were 39% for the both the years ended September 30, 1997 and 1996.

Year Ended September 30, 1996 Compared to Year Ended September 30, 1995
-----------------------------------------------------------------------

General
-------

Net income for the year ended September 30, 1996, excluding the one-time SAIF special assessment of $2.8 million after tax, increased 16.0% to $11.5 million or $2.32 per share, compared to $9.9 million or $2.03 per share for the year ended September 30, 1995. Including the one-time SAIF special assessment, net income for the year ended September 30, 1996 was $8.6 million, or $1.75 per share. Net interest income increased 11.5% to $35.2 million for the year ended September 30, 1996 compared to $31.6 million for the year ended September 30, 1995. This increase was due to an increase in interest income of $9.4 million and an increase in interest expense of $5.8 million. Other income remained constant at $2.9 million for both of the years ended September 30, 1996 and 1995. Other expenses increased to $24.1 million for the year ended September 30, 1996 from $18.2 million for the year ended September 30, 1995, due primarily to the one-time SAIF special assessment of $4.5 million.

Interest Income
---------------

Total interest income increased to $74.3 million for the year ended September 30, 1996 from $64.9 million for the year ended September 30, 1995, as a result of an increase in average interest-earning assets and an increase in the average interest rate. Average interest-earning assets increased to $929.5 million for the year ended September 30, 1996 from $831.4 million for the year ended September 30, 1995. The average rate earned on interest-earning assets increased to 8.00% for the year ended September 30, 1996 from 7.81% for the year ended September 30, 1995, an increase of 19 basis points. Interest income on loans increased $8.7 million to $59.8 million for the year ended September 30, 1996 from $51.1 million for the year ended September 30, 1995. This increase was a result of a $92.6 million increase in the average balance to $700.0 million in 1996 from $607.4 million in 1995 and an increase of 14 basis points in the average yield to 8.54% in 1996 from 8.40% in 1995. The increase in the average balance of total loans was mainly due to significant growth in the residential loan portfolio resulting from high levels of loan originations and the acquisition of $62 million of loans from Treasure Coast Bank, FSB in June, 1996. Interest income on mortgage-backed securities increased $541,000 to $10.2 million for the year ended September 30, 1996 from $9.6 million for the year ended September 30, 1995. This increase was primarily the result of a $5.4 million increase in the average balance to $152.9 million in 1996 from $147.5 million in 1995. The increase in the average balance of mortgage-backed securities was primarily due to the purchase of adjustable and seven-year balloon securities with the proceeds from maturing investment securities and proceeds from new FHLB advances.

Interest Expense
----------------

Total interest expense increased to $39.1 million for the year ended September 30, 1996 from $33.3 million for the year ended September 30, 1995, as a result of an increase in average interest-bearing liabilities and an increase in the average rate paid. Average interest-bearing liabilities increased to $850.9 million for the year ended September 30, 1996 from $758.7 million for the year ended September 30, 1995. The average interest rate paid on interest-bearing liabilities was 4.60% for the year ended September 30, 1996 compared to 4.39% for the year ended September 30, 1995, an increase of 21 basis points. Interest expense on deposits increased $4.8 million to $34.4 million for the year ended September 30, 1996 from $29.6 million for the year ended September 30, 1995. This increase was a result of an increase of $75.6 million in the average balance to $775.0 million in 1996 from $699.4 million in 1995 and an increase of 20 basis points in the average rate to 4.44% in 1996 from 4.24% in 1995. The increase in the average balance of deposits reflects the acquisition of $70 million of deposits from Treasure Coast Bank, FSB in June, 1996. Interest expense on FHLB advances and other borrowings increased $1.0 million to $4.7 million for the year ended September 30, 1996 from $3.7 million for the year ended September 30, 1995. This increase was the result of an increase of $16.6 million in the average balance to $75.9 million in 1996 from $59.3 million in 1995.

Provision for Loan Losses
-------------------------

The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, volume and type of lending conducted by the Company, industry standards, the level and status of past due and nonperforming loans, the general economic conditions of the Company's lending area and other factors affecting collectibility of the Company's loan portfolio. The provision for loan losses was a credit of $76,000 for the year ended September 30, 1996 compared to an expense of $460,000 for the year ended September 30, 1995. The credit to the provision for the year ended September 30, 1996 was principally comprised of a credit to the provision of $1.7 million related to a decrease in the level of classified assets compared to the prior year and $100,000 of additional net recoveries on loans during the year. This was partially offset by a charge to the provision of approximately $1.6 million due to growth primarily in the commercial real estate and consumer portfolios (which excludes loan growth associated with the acquisition of Treasure Coast) and due to the Company's perception and the inherent risk of loans originated for these portfolios during the period, as well as the additional inherent risk of loans acquired as a result of the acquisition of Treasure Coast; and $200,000 related to downgrades of certain commercial real estate loans within pass grades. In 1995, the provision of $460,000 resulted primarily from a $1.1 million charge to the provision due to growth in the commercial real estate portfolio and increased allowance levels provided on more recent originations, and a charge to the provision of $30,000 due to an increase in the level of classified assets. Such charges were reduced by a reduction of approximately $500,000 related to upgrades of loans within pass grades and $190,000 in net loan recoveries during the period. The allowance for loan losses was at $11.0 million and $ 10.1 million for September 30, 1996 and 1995, respectively. An allowance of $885,000 was acquired as part of the Treasure Coast Acquisition in 1996. The allowance was 1.4% and 1.6% of total loans at September 30, 1996 and 1995, respectively, and was 129.4% and 57.6% of classified loans at September 30, 1996 and 1995, respectively. The Company had net recoveries of $124,000 and $188,000 for the years ended September 30, 1996 and 1995, respectively. While the Company's management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions.


Other Income
------------

Other income remained constant at $2.9 million for both the years ended September 30, 1996 and 1995. Losses from real estate operations were $301,000 for the year ended September 30, 1996 compared to $40,000 for the year ended September 30, 1995. Other income, primarily from fees and service charges on deposit products was $2.8 million and $2.6 million for the years ended September 30, 1996 and 1995, respectively.

Other Expense
-------------

Other expense increased by $5.9 million to $24.1 million for the year ended September 30, 1996 from $18.2 million for the year ended September 30, 1995. The increase was primarily due to the one-time SAIF special assessment of $4.5 million. Other changes included an increase of $642,000 in compensation and benefits, due primarily to wage increases, and a $341,000 increase in occupancy expense.

Income Tax Expense
------------------

Income tax expense decreased by $526,000 to $5.4 million for the year ended September 30, 1996 from $5.9 million for the year ended September 30, 1995, due primarily to the $1.7 million tax effect of the one-time SAIF special assessment. The effective tax rates were 39% and 38% for the years ended September 30, 1996 and 1995, respectively.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

On January 6, 1994 the Company closed its initial public offering of common stock with the sale to persons (other than its mutual holding company) of 2,239,831 shares at $10.00 per share. The net proceeds of approximately $21.3 million were used for general corporate purposes, including investment in home mortgages and other investments in the ordinary course of business.

The Company is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time, is currently 5% of deposits and short-term borrowings. It is the Company's policy to maintain average monthly levels of liquid assets at least 50 basis points higher than the minimum requirement, primarily as a part of its asset and liability management strategy of increasing its levels of rate-sensitive inter-est-earning assets. At September 30, 1997, the Company had federal funds, cash and investments which exceeded the minimum regulatory requirement. In addition, the Company had certain investments in mortgage-backed securities aggregating $55.0 million which also qualify as liquid assets under OTS regulations. The Company intends to hold such investments in mortgage-backed securities until maturity. However, such investments may be used as collateral for borrowing as such need arises. The Company's total liquidity position as of September 30, 1997 was $141 million, which was $94 million in excess of the minimum requirement of $47.0 million. The Company's short term liquidity position at that date amounted to $56 million which was $47 million in excess of the minimum requirement of $9 million.

The Company's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. The Company will consider increasing its borrowings from the Federal Home Loan Bank of Atlanta from time to time to hedge against future increases in prevailing deposit account interest rates. In addition, the Company holds unpledged fixed and adjustable rate mortgage-backed securities totaling $119.3 million at September 30, 1997 that could be used as collateral under repurchase transactions with securities dealers. Repurchase transactions serve as secured borrowings and provide a source of short-term liquidity for the Company.

Net cash provided by the Company's operating activities (i.e. cash items affecting net income) was $15.7 million, $10.2 million, and $11.1 million for the years ended September 30, 1997, 1996 and 1995, respectively.

Net cash used by the Company's investing activities (i.e. cash receipts, primarily from its investment securities, mortgage-backed securities, and loan portfolios) was $93.8 million, $86.2 miilion, and $85.9 million for the years ended September 30, 1997, 1996 and 1995, respectively.

Net cash provided by the Company's financing activities (i.e. cash receipts primarily from net increases in deposits and net FHLB advances) was $62.4 million, $86.0 million and $66.1 million for the years ended September 30, 1997, 1996, and 1995, respectively. The increase in 1996 was principally due to a $13.5 million increase in deposits and a $10.0 million increase in FHLB advances.

The Company's liquid assets consist primarily of investment securities, federal funds and cash. At September 30, 1997, the Company had liquid assets of $141 million, with loan commitments of $29.1 million (consisting of unused lines of credit to homebuilders and residential loan commitments), letters of credit of $501,000 and unfunded loans in process of $32.1 million (the latter consisting primarily of residential loans in process).

Impact of New Accounting Standards
----------------------------------

Earnings Per Share
------------------

In February, 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("Statement 128"). Statement 128 is effective for financial statements issued for periods ending after December 15, 1997. Statement 128 establishes standards for computing and presenting earnings per share ("EPS"), simplifies the standards previously found in APB No. 15, "Earnings Per Share", and makes them comparable to international EPS standards. The Company will begin disclosing EPS in accordance with Statement 128 beginning with the quarter ended December 31, 1997.

Reporting Comprehensive Income
------------------------------

In June, 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("Statement 130"). Statement 130 is effective for fiscal years beginning after December 15, 1997. Statement 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Statement 130 requires all items recognized under accounting standards as components of comprehensive income to be reported in a financial statement with equal prominence as other financial statements. Such statement will be presented by the Company beginning with the quarter ended December 31, 1998.

Disclosures about Segments of an Enterprise and Related Information
-------------------------------------------------------------------

In June, 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131"). Statement 131 is effective for periods beginning after December 15, 1997. Statement 131 establishes standards for the way that public business enterprises report information about operating segments, based on how the enterprise defines such segments. The Company is required to report operating segment information, to the extent such segments are defined, beginning with the year ended September 30, 1999.

Regulatory Matters
------------------

On September 30, 1996, President Clinton signed The Deposit Insurance Funds Act of 1996, which is intended to recapitalize the Savings Association Insurance Fund ("SAIF") and substantially bridge the assessment rate disparity existing between SAIF and Bank Insurance Fund insured institutions. The new law subjected institutions with SAIF-assessable deposits, including the Bank, to a one-time assessment of 65.7 basis points of assessable deposits as of March 31, 1995, and provides for, among other things, a sharing of FICO bond obligation fundings by banks and thrifts and the eventual merger of the Bank Insurance Fund with the SAIF. The Bank's one-time assessment resulted in a pre- tax charge of approximately $4,552,000, which was paid on November 27, 1996 and, under provisions of the new law, was treated for tax purposes as a fully deductible "ordinary and necessary business expense" when paid. Results of operations for the year ended September 30, 1996 include a charge for this one-time assessment. Additionally, the Bank recorded a pre-tax charge of approximately $450,000 related to the application of this assessment to deposits held by Treasure Coast at March 31, 1995. Such charge was reflected as a cost of the acquisition of Treasure Coast.

Year 2000 Considerations
------------------------

The Company's Year 2000 Action Plan (the "Action Plan") was presented to the Board of Directors on June 25, 1997. The Action Plan was developed using the guidelines outlined in the Federal Financial Institutions Examination Council's "The Effect of Year 2000 on Computer Systems" and is scheduled for completion by December 31, 1998, with only final testing remaining. The Systems Corporate Steering Committee is responsible for the Year 2000 Action Plan with the Board of Directors receiving Year 2000 Executive Progress Reports on a quarterly basis.

An OTS off-site examination was conducted on September 30, 1997 and, based upon the examination results, the Company was progressing satisfactorily towards completing the Action Plan requirements.

Based upon current findings, the Company budgeted $712,000 for capital equipment in Fiscal 1998 relating to Year 2000 software and hardware issues.

HARBOR FLORIDA BANCORP, INC. AND SUBSIDIARIES








                                                    Independent Auditors' Report




Board of Directors
Harbor Florida Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of Harbor Florida Bancorp, Inc., (formerly Harbor Federal Savings Bank) and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of Harbor Florida Bancorp, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harbor Florida Bancorp, Inc. and subsidiaries at September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997 in conformity with generally accepted accounting principles.



                                                       KPMG Peat Marwick LLP




West Palm Beach, Florida
November 14, 1997

                  HARBOR FLORIDA BANCORP, INC. AND SUBSIDIARIES
                 Consolidated Statements of Financial Condition
                    (Dollars in thousands except share data)

September 30, 1997 and 1996
                                                           1997           1996
                                                           ----           ----
Assets                                                  (Dollars in thousands)
Cash and amounts due from
     depository institutions .....................   $    16,899    $    16,137
Interest-bearing deposits in
     other banks .................................        15,736         16,350
Federal funds sold ...............................           250         16,075
Investment securities held to
     maturity (estimated market value of
     $4,993 in 1997 and $20,016 in 1996) .........         5,000         20,000
Investment securities available for sale
     (estimated market value of $47,553 in
     1997 and $33,493 in 1996) ...................        47,553         33,493
Mortgage-backed securities held to
     maturity (estimated market value
     of $178,954 in 1997 and $153,288 in 1996) ...       176,854        153,293
Loans held for sale (estimated market
     value of $144 in 1997 and $4,870 in 1996) ...           141          4,870
Loans, net .......................................       834,270        765,019
Accrued interest receivable ......................         7,033          6,621
Real estate owned ................................         2,314          3,118
Premises and equipment ...........................        13,313         10,543
Federal Home Loan Bank stock .....................         7,595          7,158
Goodwill .........................................         3,045          3,587
Other assets .....................................         1,021          1,179
                                                           -----          -----
              Total assets .......................   $ 1,131,024    $ 1,057,443
                                                     ===========    ===========

Liabilities and Stockholders' Equity
Liabilities:
   Deposits ......................................   $   911,576    $   851,853
   Short-term borrowings .........................        30,100         25,000
   Long-term debt ................................        70,375         70,674
   Advance payments by borrowers
     for taxes and insurance .....................        15,924         15,212
   Income taxes payable ..........................           628            962
   Other liabilities .............................         5,619          8,910
                                                           -----          -----
              Total liabilities ..................     1,034,222        972,611
                                                       ---------        -------


Commitments and contingencies ....................          --             --

Stockholders' Equity:
   Preferred stock; $.01 par value; authorized
     1,000,000 shares; none issued and outstanding          --             --
   Common stock; $.01 par value; authorized
     13,000,000 shares; issued and outstanding
     4,973,428 shares at September 30, 1997 and
     4,934,454 shares at September 30, 1996 ......            50             49
   Paid-in capital ...............................        26,876         25,339
   Retained earnings, substantially restricted ...        71,203         60,893
   Common stock purchased by:
       Employee stock ownership plan (ESOP) ......          (374)          (674)
       Recognition and retention plans (RRP) .....          --              (53)
       Deferred compensation plan ................          (946)          (673)
   Net unrealized loss on investment securities
     available for sale, net of income taxes .....            (7)           (49)
                                                              --            ---
            Total stockholders' equity ...........        96,802         84,832
                                                          ------         ------

            Total liabilities and stockholders'
                equity                                $1,131,024     $1,057,443
                                                      ==========     ==========

    See accompanying notes to consolidated financial statements.

                  HARBOR FLORIDA BANCORP, INC. AND SUBSIDIARIES
                       Consolidated Statements of Earnings
                  (Dollars in thousands except per share data)

Years ended September 1997, 1996, and 1995
                                                   1997       1996        1995
                                                   ----       ----        ----
Interest income:
   Loans ....................................   $ 68,847   $ 59,751    $ 51,050
   Investment securities ....................      3,866      2,462       2,352
   Mortgage-backed securities ...............     10,088     10,155       9,613
   Other ....................................      2,013      1,989       1,869
                                                   -----      -----       -----
       Total interest income ................     84,814     74,357      64,884
                                                  ------     ------      ------
Interest expense:
   Deposits .................................     39,144     34,440      29,627
   Other ....................................      6,015      4,674       3,653
                                                   -----      -----       -----
       Total interest expense ...............     45,159     39,114      33,280
                                                  ------     ------      ------
       Net interest income ..................     39,655     35,243      31,604
Provision for (recovery of) loan losses .....        782        (76)        460
                                                     ---        ---         ---
       Net interest income after provision for
            (recovery of) loan losses .......     38,873     35,319      31,144
                                                  ------     ------      ------
Other income:
   Other fees and service charges ...........      3,308      2,797       2,566
   Income (losses) from real estate operations       145       (301)        (40)
   Gain (loss) on sale of mortgage loans ....        188        (40)         91
   Other ....................................        572        429         290
                                                     ---        ---         ---
       Total other income ...................      4,213      2,885       2,907
                                                   -----      -----       -----
Other expenses:
   Compensation and employee benefits .......     11,931     10,690      10,048
   Occupancy ................................      3,046      2,632       2,291
   Professional fees ........................        599        527         699
   SAIF deposit insurance premium ...........        785      6,300       1,556
   Other ....................................      4,787      3,983       3,604
                                                   -----      -----       -----
       Total other expense ..................     21,148     24,132      18,198
                                                  ------     ------      ------

       Income before income taxes ...........     21,938     14,072      15,853
Income tax expense ..........................      8,611      5,432       5,958
                                                   -----      -----       -----
       Net income ...........................   $ 13,327   $  8,640    $  9,895
                                                ========   ========    ========

       Net income per share .................   $   2.66   $   1.75    $   2.03
                                                ========   ========    ========

See accompanying notes to consolidated financial statements.

                  HARBOR FLORIDA BANCORP, INC. AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
                             (Dollars in thousands)
Years ended September 30, 1997, 1996, and 1995

                                                                                               Common
                                                                      Common                    stock          Unreal.
                                                                      stock          Common    purch by      gain (loss)
                                                                      purch          stock     deferred     on securities
                                  Common     Paid-in    Retained        by           purch       comp        available
                                   stock     capital    earnings       ESOP         by RRP's     plan       for sale, net     Total
                                   -----     -------    --------       ----         --------     ----       -------------     -----
Balance at September 30, 1994           $49   $23,975      $46,416   $(1,273)        $(481)      $(435)           $ -      $68,251
Net income                                -         -        9,895          -             -           -             -        9,895
Stock options exercised                   -       168            -          -             -           -             -          168
Amortization of award of ESOP
   and RRP's                              -       264            -        299           214           -             -          777
Tax benefit of RRP's                      -        48            -          -             -           -             -           48
Dividends paid                            -         -      (1,639)          -             -           -             -      (1,639)
Balance at September 30,  1995          $49   $24,455      $54,672     $(974)        $(267)      $(435)          $ -       $77,500
Net income                                -         -        8,640          -             -           -             -        8,640
Stock options exercised                   -       234            -          -             -           -             -          234
Amortization of award of ESOP
   and RRP's                              -       482            -        300           214           -             -          996
Tax benefit of RRP's                      -       137            -          -             -           -             -          137
Dividends paid                            -         -      (2,419)          -             -           -             -      (2,419)
Unrealized gain on securities
   available for sale, net                -         -            -          -             -           -           126          126
Change in unrealized gain
   (loss) on securities available
   for sale, net                          -         -            -          -             -           -         (175)        (175)
Tax benefit of non- qualified
   stock options                          -        31            -          -             -           -             -           31
Stock purchased by  deferred
   compensation  plan                     -         -            -          -             -       (238)             -        (238)
Balance at September 30,  1996          $49   $25,339      $60,893     $(674)        $( 53)      $(673)         $(49)      $84,832
Net income                                -         -       13,327          -             -           -             -       13,327
Stock options exercised                   1       389            -          -             -           -             -          390
Amortization of award of ESOP
   and RRP's                              -       856            -        300            53           -             -        1,209
Tax benefit of RRP's                      -       193            -          -             -           -             -          193
Dividends paid                            -         -      (3,017)          -             -           -             -      (3,017)
Change in unrealized gain
   (loss) on securities availabl          -
   for sale, net                e                   -            -          -             -           -            42           42
Tax benefit of non- qualified
   stock options                          -        99            -          -             -           -             -           99
Stock purchased by  deferred
   compensation  plan                     -         -            -          -             -       (273)            -         (273)
Balance at September 30, 1997           $50   $26,876      $71,203     $(374)           $ -      $(946)          $(7)      $96,802

See accompanying notes to consolidated financial statements.

                                      HARBOR FLORIDA BANCORP, INC. AND SUBSIDIARIES
                                          Consolidated Statements of Cash Flows
                                                 (Dollars in thousands)
Years ended September 30, 1997, 1996 and 1995
                                                               1997       1996       1995
                                                               ----       ----       ----
Cash provided by operating activities:
   Net income                                                 13,327      8,640     $9,895
   Adjustments to reconcile net income to net cash
       provided by operating activities:
       Amortization of stock benefit plans                     1,209        996        777
       Tax benefit of stock plans credited to capital            292        168         48
       Originations of loans held for sale                    (5,360)    (8,554)    (9,929)
       Proceeds from sale of loans held for sale               8,395      4,693      8,945
       Depreciation and amortization                           1,103      1,104      1,017
       Deferred income tax provision (benefit)                 1,781     (1,365)     1,559
       Increase in deferred loan fees and costs                1,133      1,047        881
       Amortization of deferred loan fees and costs             (926)      (973)    (1,090)
       Amortization of goodwill                                  236         71        ---
       Net accretion of other purchase accounting
            adjustments                                          (12)       (20)       ---
       Gain on sale of premises and equipment                   (239)       ---        ---
       (Gain) loss on sale of real estate owned                 (127)        39       (180)
       Accretion of discount on purchased loans                  (17)       (24)      (258)
       Increase in accrued interest receivable                  (411)      (184)    (1,277)
       Provision for (recovery of) loan losses                   782        (76)       460
       Provision for (recovery of) losses on real estate
            owned                                               (150)       117         35
       (Increase) decrease in other assets                       157       (143)        70
       Increase (decrease)  in income taxes payable             (334)       469        267
       Increase (decrease) in other liabilities               (5,098)     4,178       (165)

       Net cash provided by operating activities              15,741     10,183     11,055

Cash used by investing activities:
   Net increase in loans                                     (69,732)   (72,973)   (55,545)
   Purchase of mortgage-backed securities                    (61,769)   (29,265)   (65,609)
   Proceeds from principal repayments of mortgage-
       backed securities                                      38,031     40,068     20,780
   Proceeds from maturities of investment securities
       held to maturity                                       35,000        ---     25,042
   Purchase of investment securities held to maturity        (20,000)   (20,000)   (10,000)
   Proceeds from maturities of investment securities
       available for sale                                     15,533     10,595        ---
   Proceeds from sale of investment securities
       available for sale                                        ---      6,745        ---
   Purchase of investment securities available for sale      (29,500)   (17,939)       ---
   Proceeds from sale of real estate owned                     2,202      1,434      2,022
   Purchase of premises and equipment                         (4,068)    (1,423)    (2,020)
   Proceeds from sale of premises and equipment                  587      1,590        180
   FHLB stock purchase                                          (437)      (619)      (706)
   Purchase of Treasure Coast Bank, net of cash
       acquired                                                  ---     (4,451)       ---
   Other                                                         306        ---        ---

       Net cash used by investing activities                 (93,847)   (86,238)   (85,856)

                                       20

                  HARBOR FLORIDA BANCORP, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)

Years ended September 30, 1997, 1996 and 1995
                                                               1997       1996      1995
                                                               ----       ----      ----
Cash provided by financing activities:
   Net increase in deposits                                   59,816     60,679     47,152
   Net proceeds from short-term borrowings                     5,100     15,000        ---
   Repayments of long-term borrowings                           (299)      (300)      (300)
   Net proceeds from long-term borrowings                        ---     15,000     20,000
   Increase (decrease) in advance payments by
       borrowers for taxes and insurance                         712     (1,995)       697
   Stock dividend paid                                        (3,017)    (2,419)    (1,639)
   Common stock options exercised                                390        235        168
   Purchase of common stock by deferred
       compensation plan                                        (273)      (238)       ---

       Net cash provided by financing activities              62,429     85,962     66,078

       Net increase (decrease) in cash and cash
            equivalents                                      (15,677)     9,907     (8,723)

Cash and cash equivalents - beginning of period               48,562     38,655     47,378

Cash and cash equivalents - end of period                    $32,885     48,562   $ 38,655


Supplemental disclosures:

                                                             $45,159     39,324    $33,228
   Cash paid for:
       Interest
       Taxes                                                   6,918      6,161      4,114
   Noncash investing and financing activities:
       Additions to real estate acquired in settlement
            of loans through foreclosure                       2,459      2,879      1,312
       Sale of real estate owned financed by the
            Company                                            1,337      1,044        658
       Transfer of investment securities from held to
            maturity to available for sale                       ---     26,011        ---
       Change in unrealized gain (loss) on securities
            available for sale                                    68        (79)       ---
       Change in deferred taxes related to securities
            available for sale                                   (26)        29        ---
       Transfer of loans held for sale to held for             1,693        ---        ---
            maturity


    See accompanying notes to consolidated financial statements.

                          HARBOR FLORIDA BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1997, 1996, and 1995

(1)    Summary of Significant Accounting Policies
-------------------------------------------------

(a)    Reorganization

On June 25, 1997, Harbor Federal Savings Bank (the "Bank") completed its reorganization into the two-tier form of mutual holding company ownership. Pursuant to the reorganization, the Bank is now the wholly owned subsidiary of Harbor Florida Bancorp, Inc. (the "Company"), a Delaware corporation. The Company is the majority owned subsidiary of Harbor Financial, M.H.C. (The "Holding Company"). Pursuant to the reorganization, each share of the Bank's outstanding common stock was automatically converted into one share of the Company's common stock. The reorganization was accounted for in a manner similar to a pooling of interests and did not result in any significant accounting adjustments. The consolidated financial statements for prior periods have been restated to reflect the change in the par value of the Company's common stock from $1.00 to $.01 per share. Certain conditions were imposed upon the Company by the OTS as part of the reorganization, including requirements to obtain a federal charter, provisions related to minority stock issuances, and other regulatory requirements.

The Company conducts no business other than holding the common stock of the Bank. Consequently, its net income is derived from the Bank.

(b)    Basis of Presentation

The accompanying consolidated financial statements include the accounts of Harbor Florida Bancorp, Inc. and its wholly-owned subsidiaries. In consolidation, all significant intercompany accounts and transactions have been eliminated.

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and real estate owned, management obtains independent appraisals for significant properties.

As of September 30, 1997, substantially all of the Company's loans and investment in real estate owned are secured by real estate in the counties in which the Company has branch facilities: St. Lucie, Indian River, Brevard, Martin and Volusia Counties, Florida. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of real estate owned are susceptible to changes in market conditions in the above counties. Management believes that the allowances for losses on loans and real estate owned are adequate. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the above counties. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and real estate owned. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

(c)    Loan Origination and Commitment Fees and Related Costs

Loan fees and certain direct loan origination costs are deferred, and the net fee is recognized in income using the interest method over the contractual life of the loans. Commitment fees and costs relating to commitments whose likelihood of exercise is remote are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of yield.

(d)    Loan Interest Income

The Company reverses accrued interest related to loans which are 90 days or more delinquent or placed on non-accrual status. Such interest is recorded as income when collected. Amortization of net deferred loans fees and accretion of discounts are discontinued for loans that are 90 days or more delinquent. Interest income on impaired loans is recognized on an accrual basis unless designated nonaccrual as noted above.

(e)    Investment and Mortgage Backed Securities

Bonds, notes, and other debt securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Available-for-sale securities consist of bonds, notes, other debt securities and certain equity securities not classified as trading securities nor as held-to-maturity securities. Available-for- sale securities include securities that are being held for an unspecified period of time, such as those the Company would consider selling to meet liquidity needs or as part of the Company's risk management program. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized.

Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

On November 15, 1995, the Financial Accounting Standards Board (FASB) issued Special Report No. 155-B, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities", (the "Special Report"). Pursuant to the Special Report, the Company was permitted to conduct a one-time reassessment of the classification of all securities held at that time. Any reclassification from the held-to-maturity category made in conjunction with that reassessment would not call into question an enterprise's intent to hold other debt securities to maturity in the future. The Company undertook such a reassessment and, effective December 31, 1995, all investment securities were reclassified as available for sale. On the effective date of the reclassification, the securities transferred had a carrying value of $25.8 million and an estimated fair value of $26.0 million, resulting in a net increase to stockholders' equity for the net unrealized appreciation of $126,000, after deducting applicable income taxes of $76,000.

Prior to October 1, 1994, investment and mortgage-backed securities were carried at cost, adjusted for premiums and discounts that were recognized in interest income using the interest method over the period to maturity.

The Company does not purchase, sell or utilize off-balance sheet derivative financial instruments or derivative commodity instruments.

At September 30, 1997 and 1996, the Company had no commitments to sell investment or mortgage-backed securities.

(f)    Loans Receivable

Loans receivable are stated at unpaid principal balances, less loans in process, the allowances for loan losses and net deferred loan origination fees and discounts.

Discounts on mortgage loans are amortized to income using the interest method over the remaining period to contractual maturity.

The Company follows a consistent procedural discipline and accounts for loan loss contingencies in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" (Statement 5). The following is a description of how each portion of the allowance for loan losses is determined.

The Company segregates the loan portfolio for loan loss purposes into the following broad segments such as: commercial real estate; residential real estate; commercial business; and consumer loan. The Company provides for a general allowance for losses inherent in the portfolio by the above categories, which consists of two components. General loss percentages are calculated based upon historical analyses. A supplemental portion of the allowance is calculated for inherent losses which probably exist as of the evaluation date even though they might not have been identified by the more objective processes used for the portion of the allowance described above. This is due to the risk of error and/or inherent imprecision in the process. This portion of the allowance is particularly subjective and requires judgments based on qualitative factors which do not lend themselves to exact mathematical calculations such as: trends in delinquencies and nonaccruals; migration trends in the portfolio; trends in volume, terms, and portfolio mix; new credit products and/or changes in the geographic distribution of those products; changes in lending policies and procedures; loan review reports on the efficacy of the risk identification process; changes in the outlook for local, regional and national economic conditions; concentrations of credit; and peer group comparisons.

Specific allowances are provided in the event that the specific collateral analysis on each classified loan indicates that the probable loss upon liquidation of collateral would be in excess of the general percentage allocation. The provision for loan loss is debited or credited in order to state the allowance for loan losses to the required level as determined above.

The Company considers a loan to be impaired when it is probable that the company will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. When a loan is impaired, the Company may measure impairment based on (a) the present value of the expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, (b) the observable market price of the impaired loans, or (c) the fair value of the collateral of a collateral-dependent loan. The Company selects the measurement method on a loan-by-loan basis, except for collateral-dependent loans for which foreclosure is probable must be measured at the fair value of the collateral. In a troubled debt restructuring involving a restructured loan, the Company measures impairment by discounting the total expected future cash flows at the loan's original effective rate of interest.

(g)    Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market, comprised of 1-4 family residential loans, are carried at the lower of cost or estimated market value, in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("Statement 122") which eliminated the accounting distinction between rights to service mortgage loans for others that are acquired through loan origination activities and those acquired through purchase transactions. Statement 122 requires an entity to recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. Statement 122 requires the periodic evaluation of capitalized mortgage servicing rights for impairment based on fair value. On October 1, 1996, this statement was implemented prospectively. The impact of Statement 122 upon implementation was not significant to the Company's financial condition or results of operations upon adoption. Effective January 1, 1997, Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("Statement 125") superseded Statement 122. The impact of the implementation of Statement 125 was not significant to the Company's financial position and results of operations upon adoption.

(h)    Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in income (losses) from real estate operations.

(i)    Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation of premises and equipment is provided on the straight-line method over the estimated useful lives of the related assets. Estimated lives are three to fifty years for buildings and improvements and three to ten years for furniture and equipment. Leasehold improvements are amortized on the straight-line method over the shorter of the remaining term of the related leases or their estimated useful lives.

Maintenance and repairs are charged to expense as incurred and improvements are capitalized. The cost and accumulated depreciation relating to premises and equipment retired or otherwise disposed of are eliminated from the accounts and any resulting gains or losses are credited or charged to income.

(j)    Goodwill

Goodwill is being amortized on a straight-line basis over its estimated useful life of 15 years. Goodwill is evaluated by management for impairment whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable based on facts and circumstances related to the value of net assets acquired that gave rise to the goodwill.

(k)    Income Taxes

The Company uses the asset and liability method to account for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The tax bad debt reserve method currently available to thrift institutions was repealed for the Company for the year beginning October 1, 1996. As a result, the Company must change from the reserve method to the specific charge-off method to compute its bad debt deduction.

The Company is required generally to recapture into income for tax purposes the portion of its bad debt reserves (other than the supplemental reserve) that exceeds its base year reserves (i.e., its tax reserves for the last tax year beginning before 1988). For financial statement purposes, the Company has previously provided deferred taxes on the amount of the bad debt reserve in excess of the base year. Such reserves subject to recapture and base year reserves were approximately $7.1 million and $14.5 million at September 30, 1997, respectively.

The recapture amount resulting from the change in the method of accounting for its bad debt reserves generally will be taken into taxable income ratably (on a straight-line basis) over a six-year period. If the Company meets a "residential loan requirement", as defined for a tax year beginning in 1996 or 1997, the recapture of the reserves will be suspended for such tax year. The Company met such requirement for the tax year beginning October 1, 1996.

Certain events, as defined, will still trigger a recapture of the base year reserve. However, the base year will not be recaptured if a thrift converts to a bank charter or is merged into a bank. The base year reserves also remain subject to income tax penalty provisions which, in general, require recapture upon certain stock redemptions of, and excess distributions to, shareholders.

(l)    Pension Plan

The Company's policy is to fund pension costs as they accrue based on normal cost.

(m)    Stock-Based Compensation

In October, 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (Statement 123). This standard allows the use of either the fair value based method described in Statement 123 or the intrinsic value based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." ("APB 25")
 The Company has elected to continue accounting for stock based compensation under the APB 25 method and disclose the pro-forma impact of Statement 123.

(n)    Statement of Cash Flows

Cash equivalents include amounts due from banks, interest-bearing deposits in other banks and Federal funds sold. For purposes of cash flows, the Company considers all highly liquid debt instruments with original maturities when purchased of three months or less to be cash equivalents.

(o)    Net Income Per Share

Net income per share totaled $2.66, $1.75 and $2.03 based upon 5,006,312, 4,947,108 and 4,880,054 weighted average number of common and common equivalent shares outstanding during the years ended September 30, 1997, 1996, and 1995, respectively.

(p)    Reclassification

Certain amounts included in the 1996 and 1995 consolidated financial statements have been reclassified in order to conform to the 1997 presentation.

(q)    Derivative Instruments

The Company does not purchase, sell or enter into derivative financial instruments or derivative commodity instruments as defined by Statement of Financial Accounting Standards No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments."

(r)    New Accounting Pronouncements

In June, 1996, the FASB issued Statement of Financial Accounting Standards No. 125 ("Statement 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Statement 125, which superseded Statement 122 as of January 1, 1997, provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on a financial-components approach that focuses on control. Statement 125 was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring on or after January 1, 1997 and is prospectively applied. Implementation of Statement 125 did not have a material impact on the financial position or the results of operations of the Company.

In February, 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("Statement 128"). Statement 128 is effective for financial statements issued for periods ending after December 15, 1997. Statement 128 establishes standards for computing and presenting earnings per share ("EPS"), simplifies the standards previously found in APB No. 15, "Earnings Per Share", and makes them comparable to international EPS standards. The Company will begin disclosing EPS in accordance with Statement 128 beginning with the quarter ended December 31, 1997.

In June, 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("Statement 130"). Statement 130 is effective for fiscal years beginning after December 15, 1997. Statement 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Statement 130 requires all items recognized under accounting standards as components of comprehensive income be reported in a financial statement with equal prominence as other financial statements. Such statement will be presented by the Company beginning with the quarter ended December 31, 1998.

In June, 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131"). Statement 131 is effective for periods beginning after December 15, 1997. Statement 131 establishes standards for the way that public business enterprises report information about operating segments, based on how the enterprise defines such segments. The Company is required to report operating segment information, to the extent such segments are defined, beginning with the year ended September 30, 1999.

2).    Investment and Mortgage-backed Securities
------------------------------------------------

The amortized cost and estimated market value of investment and mortgage-backed securities as of September 30, 1997 are as follows:


                                                      Gross        Gross       Estimated
                                       Amortized   unrealized   unrealized       market
                                          cost        gains       losses         value
                                          ----        -----       ------         -----
                                                            (In thousands)
Available for sale:
   Treasury notes                       $ 17,982      $   3       $  ---      $ 17,985
   FHLB notes                             29,500        ---           14        29,486
   Other securities                           82        ---          ---            82
                                              --                                    --
                                          47,564          3           14        47,553
                                          ------       ----         ----      --------
Held to maturity:
   FHLB notes                              5,000        ---            7         4,993
                                          ------       ----         ----      ---------                       -         -----

   FHLMC mortgage-backed securities      118,951      1,250          ---       120,201
   FNMA mortgage-backed securities        57,903        850          ---        58,753
                                         ------        ----         ----      ---------        ---                     ------
                                         176,854      2,100          ---       178,954
                                        ------         ----         ----      ---------      -----                    -------
                                        $229,418     $2,103         $ 21      $231,500
                                        ========     ======         ====      ========

The amortized cost and estimated market value of investment and mortgage-backed securities as of September 30, 1996 are as follows:

                                                      Gross       Gross     Estimated
                                       Amortized   unrealized  unrealized     market
                                          cost        gains      losses       value
                                          ----        -----      ------       -----
                                                          (In thousands)
Available for sale:
   Treasury notes                        $ 23,457     $  ---      $ 110    $ 23,347
   FHLB notes                              10,000         31        ---      10,031
   Other securities                           115        ---        ---         115
                                         --------      -----      -----    --------
                                           33,572         31        110      33,493
                                         --------      -----      -----    --------
Held to maturity:
   FHLB notes                              20,000         16        ---      20,016
                                         --------      -----      -----    --------

   FHLMC mortgage-backed securities       114,072        ---        333     113,739
   FNMA mortgage-backed securities         39,221        328        ---      39,549
                                         --------      -----      -----    --------
                                          153,293        328        333     153,288
                                         --------      -----      -----    --------
                                         $206,865      $ 375      $ 443    $206,797
                                         ========      =====      =====    ========

The amortized cost and estimated market value of debt securities at September 30, 1997 and September 30, 1996 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                             1997                      1996
                                             ----                      ----
                                                  Estimated                Estimated
                                     Amortized      market     Amortized     market
                                        cost         value       cost        value
                                        ----         -----       ----        -----
                                                      (In thousands)
Available for sale:
   Due in one year or less            $ 22,482     $ 22,482    $ 15,505    $ 15,539
   Due in one to five years             25,000       24,989      17,952      17,839
   Other securities                         82           82         115         115
                                            --           --         ---         ---
                                        47,564       47,553      33,572      33,493
                                        ------       ------      ------      ------
Held to maturity:
   Due in one year or less                 ---          ---         ---         ---
   Due in one to five years              5,000        4,993      20,000      20,016
   Other securities                        ---          ---         ---         ---
                                        ------       ------      ------      ------
                                         5,000        4,993      20,000      20,016
                                         -----        -----      ------      ------

   FHLMC mortgage-backed securities    118,951      120,201     114,072     113,739
   FNMA mortgage-backed securities      57,903       58,753      39,221      39,549
                                        ------       ------      ------      ------
                                       176,854      178,954     153,293     153,288
                                       -------      -------     -------     -------

                                      $229,418     $231,500    $206,865    $206,797
                                      ========     ========    ========    ========

There were no realized gains or losses on available for sale securities during 1997. During 1996, gross realized gains and gross realized losses on available for sale securities were $19,000 and $0, respectively. As of September 30, 1997, the Company had pledged mortgage-backed securities with a market value of $493,000 and a carrying value of $481,000 to collateralize the public funds on deposit. The Company had also pledged mortgage-backed securities with a market value of $2,040,000 and a carrying value of $1,991,000 to collateralize Treasury, tax and loan accounts as of September 30, 1997.

3).    Loans
------------

Loans are summarized below:
                                             1997               1996
                                             ----               ----
Mortgage loans:                         (Dollars in thousands)
   Construction 1-4 family                 $ 47,800            $ 43,994
   Permanent 1-4 family                     629,906             584,297
   Multi-family                              15,326              17,804
   Nonresidential                            54,983              41,970
   Land                                      33,182              29,034
                                             ------              ------
       Total mortgage loans                 781,197             717,099
                                            -------             -------

Other loans:
   Commercial nonmortgage                    11,287               8,199
   Home improvement                          20,614              20,679
   Manufactured housing                      16,399              15,784
   Other consumer                            51,988              44,265
                                             ------              ------
       Total other loans                    100,288              88,927
                                            -------              ------
       Total loans receivable               881,485             806,026
                                            -------             -------

Less:
   Loans in process                          32,078              26,788
   Deferred loan fees and discounts           3,446               3,203
   Allowance for loan losses                 11,691              11,016
                                             ------              ------
                                             47,215              41,007
                                             ------              ------
       Total loans receivable, net         $834,270            $765,019
                                           ========            ========

Weighted average yield                       8.47%               8.54%

An analysis of the allowance for loan losses follows:

                                       1997           1996          1995
                                       ----           ----          ----
                                                 (In thousands)
Beginning balance                   $ 11,016       $ 10,083     $  9,434
Provision for (recovery of) loan
   losses                                782           (76)          460
Allowance for loan losses
   acquired                              ---            885          ---
Charge-offs                            (262)          (366)        (384)
Recoveries                               155            490          573
                                         ---            ---          ---

Ending balance                      $ 11,691       $ 11,016     $ 10,083
                                    ========       ========     ========

At September 30, 1997 and 1996, loans with unpaid principal balances of approximately $2,580,000 and $2,172,000, respectively, were 90 days or more contractually delinquent or on nonaccrual status. Interest income relating to nonaccrual loans not recognized for the years ended September 30, 1997, 1996, and 1995 totaled approximately $131,000, $140,000 and $231,000, respectively.

As of September  30, 1997 and 1996,  approximately  $2,377,000  and  $2,081,000, respectively, of loans 90 days or more contractually delinquent were in the process of foreclosure.

The investment in impaired loans (primarily consisting of classified loans), other than those evaluated collectively for impairment, at September 30, 1997 and 1996 was $12,157,000 and $11,053,000, respectively. The average recorded investment in impaired loans during the years ended September 30, 1997 and 1996 were approximately $12,122,000 and $13,651,000, respectively. The total specific allowance for loan losses related to these loans was approximately $117,000 and $174,000, respectively, on September 30, 1997 and 1996. Interest income on impaired loans of approximately $1,147,000 and $1,346,000 was recognized in the year ended September 30, 1997 and 1996, respectively.

As of September 30, 1997 and September 30, 1996, mortgage loans which had been sold on a recourse basis had outstanding principal balances of $3,185,000 and $4,424,000, respectively.

Accrued interest receivable is summarized below:


                                      1997                  1996
                                      ----                  ----
                                    (In thousands)
Loans                                $4,874                $4,625
Investment securities                   759                   676
Mortgage-backed securities            1,261                 1,190
FHLB stock dividends                    139                   130
                                        ---                   ---
                                     $7,033                $6,621
                                     ======                ======

The Company is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of condition. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. The Company controls the credit risk of these transactions through credit approvals, limits, and monitoring procedures. Such commitments are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments for which collateral is deemed necessary. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Outstanding mortgage loan commitments (excluding loans in process), which generally expire in 60 days, amounted to approximately $12,254,000 ($4,226,000 fixed rate, interest rates from 6.5% to 9.5%) as of September 30, 1997. In addition, as of September 30, 1997, the Company had determined that $16,879,000 may be lent to certain home builders on a variable rate and home-by-home basis, subject to underwriting and product approval by the Company.

4)  Loan Servicing
------------------

Mortgage loans, including those underlying pass through securities, serviced for others are not included in the accompanying consolidated financial statements. The unpaid principal balances of these loans are summarized as follows:



                                1997          1996          1995
                                ----          ----          ----
                                 (In thousands)

FHLMC                        $ 22,888      $ 30,169      $ 39,252
FNMA                           34,217        33,521        33,961
Other Investors                 2,767         3,547         3,873
                                -----         -----         -----
                             $ 59,872      $ 67,237      $ 77,086
                             ========      ========      ========

At September 30, 1997 and 1996, collection of principal and interest to be remitted to FHLMC and FNMA and advance payment for taxes and insurance relating to FNMA serviced loans are reflected in the consolidated statements of financial condition as advance deposits by borrowers for taxes and insurance.

5).    Real Estate Owned
---    -----------------

Real estate owned includes the following:

                                                        1997          1996
                                                        ----          ----
                                                       (In thousands)
Real estate acquired in satisfaction of loans         $ 2,892       $ 4,830
Allowance for losses                                     (578)       (1,712)
                                                         ----        ------
                                                      $ 2,314       $ 3,118
                                                      =======       =======

Activity in the allowance for losses on real estate owned is as follows:


                                             1997       1996         1995
                                             ----       ----         ----
                                                       (In thousands)
Beginning balance                          $ 1,712    $ 1,857      $ 2,008
Provision for (reversal of) losses           (150)        117           35
Allowance for losses  acquired                   0         21          ---
Charge-offs                                  (984)      (283)        (186)
                                             ----       ----         ----
Ending balance                            $    578    $ 1,712     $  1,857
                                          ========    =======     ========

Provision for losses on real estate owned is included in income (losses) from real estate operations in the consolidated statements of earnings.

Legal and consulting fees relating to real estate operations and real estate owned are included in professional fees on the consolidated statements of earnings.

(6)    Premises and Equipment
---    ----------------------

Premises and equipment are summarized as follows:

                                                         1997          1996
                                                         ----          ----
                                                      (In thousands)
Land                                                   $ 5,239       $ 3,818
Buildings and leasehold improvements                     9,170         7,656
Furniture, fixtures and equipment                        8,080         7,518
                                                         -----         -----
                                                        22,489        18,992
Less accumulated depreciation and amortization          (9,176)       (8,449)
                                                        ------        ------
                                                      $ 13,313        10,543
                                                      ========        ======

Depreciation expense for the years ended September 30, 1997, 1996 and 1995 totaled $952,000, $902,000, and $729,000, respectively.

(7)    Deposits
---------------

Deposits are summarized as follows:

                                            1997                 1996
                                            ----                 ----
                                               Period-end           Period-end
                                      Amount   stated rate   Amount stated rate
                                      ------   -----------   ------ -----------
                                                      (Dollars in thousands)
Commercial checking                 $  22,032             $  19,653
Noninterest-bearing personal
   checking accounts                   18,717                13,961
NOW                                    52,045    1.32%       54,806   1.51%
Passbook                               76,540    1.69%       77,304   1.78%
Money market checking                   1,492    1.26%        1,625   1.32%
Money market investment                41,909    2.55%       40,936   2.63%
Official checks                         9,081                 6,661
                                        -----                 -----
                                      221,816               214,946
                                      -------               -------
Certificate accounts:
       2.01 - 3.00%                       545                   307
       3.01 - 4.00%                       ---                     1
       4.01 - 5.00%                    88,472               155,121
       5.01 - 6.00%                   553,986               378,999
       6.01 - 7.00%                    46,333               101,780
       7.01 - 8.00%                       424                   603
       8.01 - 9.00%                       ---                     3
       Premiums on deposits
            purchased                    ---                     93
                                       ------                    --
                                      689,760               636,907
                                      -------               -------
                                    $ 911,576             $ 851,853
                                    =========             =========

Weighted average interest rate         4.47%                 4.41%
                                       ====                  ====



Maturities of outstanding certificates of deposit are summarized as follows:


                                 1997                     1996
                                 ----                     ----
                               (In thousands)
Less than one year             $467,204                $ 438,168
One to three years              180,702                  159,085
Over three years                 41,854                   39,654
                                 ------                   ------
                              $ 689,760                $ 636,907
                              =========                =========

The aggregate amount of certificates of deposit in amounts of $100,000 or more was approximately $62,006,000 and $56,259,000 at September 30, 1997 and 1996,
respectively. Balances of individual certificates in excess of $100,000 are not federally insured.

Interest expense on deposits is summarized as follows:


                                                1997        1996        1995
                                                ----        ----        ----
                                                        (In thousands)
Passbook accounts                            $  1,356     $ 1,506     $ 1,718
Now, money market checking, and
     money marketinvestment accounts            1,896       1,724       1,782
Certificate accounts                           35,892      31,210      26,127
                                               ------      ------      ------
                                             $ 39,144    $ 34,440    $ 29,627
                                             ========    ========    ========


Early withdrawal penalties for the years ended September 30, 1997, 1996 and 1995 aggregated $205,702, $173,560 and $229,633, respectively, and are netted against interest expense on certificate accounts.

Accrued interest payable of $145,989 and $145,831 at September 30, 1997 and 1996, respectively, is included in other liabilities.

(8)    Short-Term Borrowings
----------------------------

At September 30, 1997, short-term borrowings were comprised of $30 million in advances from the Federal Home Loan Bank (FHLB) due at various dates through March, 1998, with fixed terms and fixed interest rates of 5.63% to 5.81% and a $100,000 note payable, maturing January, 1998, relating to the purchase of land.

At September 30, 1996, short-term borrowings were comprised of $25 million in advances from the Federal Home Loan Bank (FHLB) due at various dates through February, 1997, with fixed terms and fixed interest rates of 5.58% to 5.94%.

Information concerning short-term borrowings is summarized as follows:

                                                  1997             1996
                                                  ----             ----
                                           (Dollars in thousands)
Average balance during the year                $ 29,301         $  5,997
Average interest rate during the year             5.62%            5.87%
Maximum month-end balance during the year      $ 40,000         $ 25,000

(9)    Long-Term Debt
---------------------

 Long-term debt is summarized as follows:


                                                        1997         1996
                                                        ----         ----
                                                                (In thousands)
Advances from the Federal Home Loan Bank
   (FHLB), due at various  dates  through
   December, 2005, with fixed terms and
   fixed interest rates of 5.86% to 6.5%               $70,000      $70,000
ESOP Loan, maturing December, 1998 with a
   variable interest rate of prime plus .25%,
   8.75% at September 30, 1997                             375          674
                                                           ---          ---
                                                       $70,375     $ 70,674
                                                       =======     ========


Pursuant to a collateral agreement with the FHLB, advances are secured by all stock in the FHLB and a blanket floating lien that requires the Company to maintain qualifying first mortgage loans as pledged collateral in an amount equal to, when discounted at 75% of the unpaid principal balances, the advances.

At September 30, 1997 and 1996, the FHLB advances and the ESOP loan have fiscal year maturity dates as follows:


                                         1997                    1996
                                         ----                    ----
                                               Weighted              Weighted
Year ending September 30,            Amount  average rate   Amount  average rate
-------------------------            ------  ------------   ------  ------------
                                                     (Dollars in thousands)
                 1997             $     ---     ---     $      299      8.50%
                 1998                   300      8.75%         300      8.50%
                 1999                    75      8.75%          75      8.50%
                 2000                10,000      6.17%      10,000      6.17%
                 2001                 5,000      6.13%       5,000      6.13%
            2002 and after           55,000      6.10%      55,000      6.10%
            ----                     ------      ----       ------      ----
                                   $ 70,375      6.13%    $ 70,674      6.14%
                                   ========      ====     ========      ====


Other interest expense is summarized as follows:



                                 1997       1996         1995
                                 ----       ----         ----
                                         (In thousands)
Advances from the FHLB         $ 5,962    $ 4,593      $ 3,546
ESOP loan                           49         76          105
Other                                4          5            2
                                     -          -            -
                               $ 6,015    $ 4,674      $ 3,653
                               =======    =======      =======

(10)   Income Taxes

Income tax expense (benefit) on income from continuing operations is summarized as follows:



                        1997        1996         1995
                        ----        ----         ----
                             In thousands
Current:
   Federal           $ 5,868      $ 5,832     $ 3,766
   State                 962          965         633
                         ---          ---         ---
                       6,830        6,797       4,399
                       -----        -----       -----
Deferred:
   Federal             1,527      (1,170)       1,334
   State                 254        (195)         225
                         ---        ----          ---
                       1,781      (1,365)       1,559
                       -----      ------        -----
                     $ 8,611      $ 5,432     $ 5,958
                     =======      =======     =======

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at September 30, 1997 and 1996 are as follows:


                                                   1997            1996
                                                   ----            ----
                                                        (In thousands)
Deferred tax assets:
   Allowance for bad debts                       $ 1,713         $ 1,440
   Valuation of real estate owned                    626             704
   Deferred compensation                             692             681
   SAIF special assessment                           ---           1,929
   Other                                              71              71
                                                      --              --
                                                   3,102           4,825
   Less valuation allowance                        (250)           (250)
                                                   ----            ----
       Total deferred tax assets                   2,852           4,575
                                                   -----           -----
Deferred tax liability:
   Net deferred loan fees and costs                3,332           3,333
   FHLB stock dividend                               840             840
   Premises and equipment depreciation
     difference                                      447             355
   Purchase accounting adjustments                   360             350
   Cash to accrual adjustment                         88             132
   Installment sales                                 128             128
   Other                                              17              16
                                                      --              --
       Total deferred tax liability                5,212           5,154
                                                   -----           -----
                                                   2,360             579
Unrealized loss on available for sale
     securities                                       (3)            (29)
                                                      --             ---
       Net deferred tax liability                  2,357             550
Less liability at beginning of year                (550)         (2,055)
Deferred tax asset acquired from Treasure Coast
   Bank                                              ---             111
Change in unrealized loss on available for sale
   securities                                       (26)              29
                                                    ---               --
Provision (benefit) for deferred income taxes    $ 1,781       $ (1,365)
                                                 =======       ========


Income tax expense on income from continuing operations is different than the amount computed by applying the United States Federal income tax rate of 34% to income from continuing operations before income taxes because of the following:


                                                   1997        1996        1995
                                                   ----        ----        ----
Statutory Federal income tax rate                 34.0%       34.0%       34.0%
State income tax (net of Federal income tax        3.6         3.6         3.6
benefit)
Other                                              1.7         1.0         ---
                                                   ---         ---         ---
Effective tax expense rate                        39.3%       38.6%       37.6%
                                                  ====        ====        ====


Deferred income taxes payable of approximately $2,357,000 and $550,000 at September 30, 1997 and 1996, respectively, are included in other liabilities. Included in deferred income taxes payable at September 30, 1996 is a net deferred tax asset of approximately $110,000 acquired from Treasure Coast Bank, FSB (see note 17).

Retained earnings at September 30, 1997 includes approximately $14,500,000 base year tax bad debt reserve for which no deferred Federal and state income tax liability has been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $5,600,000 at September 30, 1997.

(11)   Regulatory Matters
----   ------------------

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to adjusted tangible assets (as defined). Management believes, as of September 30, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 1997, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table.


                              Dollars in thousands
                                                                              To be well capitalized
                                                              For Capital      Under Prompt Corrective
                                     Actual                 Adequacy Purpose    Action Provisions
                                  Amount      Ratio         Amount    Ratio    Amount       Ratio
As of September 30, 1997
   Total Capital (to risk-
        weighted assets)         $89,721       15.15%      $47,371   > 8.0%    $59,213       >10.0%
   Tier I Capital (to risk-
       weighted assets)           82,269       13.89%       23,685   > 4.0%     35,528       > 6.0%
   Tier I Capital (to
       adjusted tangible
       assets)                    82,269        7.29%       33,842   > 3.0%     56,404       > 5.0%
   Tangible Capital (to
       adjusted tangible
       assets)                    82,269        7.29%       16,921   > 1.5%       n/a            n/a
As of September 30, 1996
   Total Capital (to risk-
       weighted assets)           87,890       16.13%       43,593   > 8.0%     54,492       >10.0%
   Tier I Capital (to risk-
       weighted assets)           81,030       14.87%       21,797   > 4.0%     32,695       > 6.0%
   Tier I Capital (to
       adjusted tangible
       assets)                    81,030        7.69%       31,609   > 3.0%     52,682       > 5.0%
   Tangible Capital (to
       adjusted tangible          81,030        7.69%       15,805   > 1.5%       n/a           n/a
       assets)


The following is a reconciliation of the Bank's capital under generally accepted accounting principles (GAAP) to regulatory capital (in thousands):

                                             Equity        Tangible     Risk-based
                                             capital       capital        capital
                                             -------       -------        -------
September 30, 1997
GAAP capital/equity capital                 $ 85,307      $ 85,307        $ 85,307
Unrealized loss on investment               ========
   securities available for sale, net                            7               7
Goodwill                                                    (3,045)         (3,045)
General valuation allowance                                    ---           7,452
                                                          --------           -----
Regulatory capital measure                                $ 82,269        $ 89,721
                                                          ========        ========



September 30, 1996
GAAP capital/equity capital                 $ 84,832      $ 84,832        $ 84,832
Unrealized loss on investment               ========
   securities available for sale, net                           49              49
Investment in and advance to
   nonincludable subsidiary required
   to be deducted                                             (264)           (264)
Goodwill                                                    (3,587)         (3,587)
General valuation allowance                                  ---             6,860
                                                          --------           -----
Regulatory capital measure                                $ 81,030        $ 87,890
                                                          ========        ========

September 30, 1995
GAAP capital/equity capital                 $ 77,500      $ 77,500        $ 77,500
General valuation allowance                 ========           ---           5,773
                                                          --------           -----
Regulatory capital measure                                $ 77,500        $ 83,273
                                                          ========        ========



At September 30, 1997, $8,361,000 of retained earnings is restricted relating to the dividends on the Company's shares owned by the Holding Company which have been waived. The dividend waiver was approved by the OTS and is available only to the Holding Company. The dividend will be accrued only when the payment of such amount is probable.

In the unlikely event of a complete liquidation of the Mutual Holding Company in its present mutual form, each depositor of the Bank would receive his pro rata share of any assets of the Mutual Holding Company remaining after payment of claims of all creditors. Each depositor's pro rata share of such remaining assets would be in the same proportion as the value of his deposit account was to the total value of all deposit accounts in the Bank at the time of liquidation.

The Certificate of Incorporation of the Company provides that in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of Common Stock (the "Limit") be entitled or permitted to any vote in respect of the shares held in excess of the Limit.

The Company has authorized but not issued preferred stock, subject to regulatory restrictions and determination of rights and preferences to be determined by the Board of Directors.

On September 30, 1996, President Clinton signed The Deposit Insurance Funds Act of 1996, which was intended to recapitalize the Savings Association Insurance Fund ("SAIF") and substantially bridge the assessment rate disparity existing between SAIF and Bank Insurance Fund insured institutions. The new law subjected institutions with SAIF-assessable deposits, including the Bank, to a one-time assessment of 65.7 basis points of assessable deposits as of March 31, 1995, and provides for, among other things, a sharing of FICO bond obligation fundings by banks and thrifts and the eventual merger of the Bank Insurance Fund with the SAIF. The Bank's one-time assessment resulted in a pre-tax charge of approximately $4,552,000, which was paid on November 27, 1996 and, under provisions of the new law, was treated for tax purposes as a fully deductible "ordinary and necessary business expense" when paid. Results of operations for the year ended September 30, 1996 include a charge for this one-time assessment.

Additionally, the Bank recorded a pre-tax charge of approximately $450,000 related to the application of this assessment to deposits held by Treasure Coast (see note 17) at March 31, 1995. Such charge was reflected as a cost of the acquisition of Treasure Coast.

(12)   Commitments and Contingencies
----   -----------------------------

As of September 30, 1997, the Company had irrevocable letters of credit aggregating approximately $501,000.

The Company and certain other entities are defendants in a class action lawsuit which was filed in May 1991. The plaintiffs in the litigation are purchasers of parcels of developed and undeveloped land from General Development Corporation ("GDC") who allege that GDC, through fraudulent means, induced them to buy land at inflated values. The Company is a defendant in this matter along with a number of other financial institutions, purchasers of loans in the secondary market, broker dealers, an insurance company and numerous other individuals and companies. The involvement of the Company arises from its purchase from GDC of land sales contracts originated by GDC. The Company, along with the other defendants, filed a motion to dismiss the case which was granted. The plaintiffs filed an appeal with the Third Circuit Court of Appeals which remanded the case to the District Court for reconsideration. The District Court entered its order dismissing the case again.

The plaintiffs filed a motion requesting the District Court to amend the dismissal order to permit the plaintiffs to file another amended complaint. The District Court denied the plaintiff's motion. The plaintiffs appealed that order to the Third Circuit and both sides were directed to submit supplementary briefs. Management believes that the position of the plaintiffs is without merit.

The Company and subsidiaries are defendants in certain other claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial statements of the Company and subsidiaries.

(13)   Related Party Transactions
---------------------------------

Directors, executive officers and principal stockholders of the Company had certain transactions with the Company in the ordinary course of business, as described below.

Loan transactions were made on substantially the same terms as those prevailing at the time for comparable loans to other persons, did not involve more than normal risk of collectibility, and are performing as agreed.

The summary of changes in the related party loans follows:

                                          1997          1996       1995
                                          ----          ----       ----
                                                  (In thousands)
Outstanding loans - beginning of year  $ 1,786       $ 1,478    $ 1,386
New loans                                3,015           842        176
Repayments                              (2,517)         (534)       (84)
                                        ------          ----        ---
Outstanding balance - end of year      $ 2,284       $ 1,786    $ 1,478
                                       =======       =======    =======

The Company paid approximately $150,000, $125,000 and, $159,000 of legal fees in the years ended September 30, 1997, 1996 and 1995, respectively, to a law firm in which a director of the Company is a partner.

Richard K. Davis, a director of the Company, is also chairman of Richard K. Davis Construction Corp ("Davis Construction"). In the years ended September 30, 1997 and 1996, the Company paid Davis Construction a total of $27,057 and $76,887, respectively, for a roof on a new branch facility and re-roofing of existing branch facilities. Additionally, Davis Construction is currently constructing a new office and drive-in facility for the Company. This contract, worth $905,499, was awarded June 25, 1997. The contract was put out for competitive bid and was awarded to Davis Construction because it submitted the lowest bid for the contract. During 1997, total payments related to this contract were $216,795.

Prior to Richard N. Bird's nomination, and subsequent election, to the Board of Director's of the Company, Bird Realty Group, Inc. entered into a listing agreement with the Company on property listed at $3,895,000. The commission related to the sale could be up to 6% of the selling price if Bird Realty also becomes the selling broker. The listing expires on December 16, 1997. A commission of $25,000 was also paid to Bird Realty during 1997 with regard to the sale of property.

(14)   Other Expense
--------------------

Other expense consists of the following:

Dollars in thousands
                                1997            1996        1995
                                ----            ----        ----
Data processing               $ 1,188         $ 1,092     $   994
Advertising                       942             735         622
Postage                           364             294         252
Insurance                         162             214         216
Telephone                         280             265         252
OTS assessment                    212             190         171
Other                           1,639           1,193       1,097
                                -----           -----       -----
                              $ 4,787         $ 3,983     $ 3,604
                              =======         =======     =======

(15)   Disclosures About Fair Value of Financial Instruments
------------------------------------------------------------

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Amounts Due From Depository Institutions, Interest-Bearing Assets in Other Banks and Federal Funds Sold - The carrying amount of these assets is a reasonable estimate of their fair value.

Investment Securities and Mortgage-Backed Securities Held to Maturity - Fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Investment Securities Available for Sale - Fair value equals carrying value.

Loans - The fair value of loans is estimated by discounting future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities.

Deposits - The fair value of demand deposits, interest-bearing checking accounts, savings and money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Short and Long Term Advances from the FHLB - Rates currently available to the Company for FHLB advances with similar terms and remaining maturities are used to estimate the fair value of FHLB advances.

ESOP Loan - The carrying amount of the ESOP loan is a reasonable estimate of fair market value.

Commitments to Extend Credit and Standby Letters of Credit - The fair value of commitments is insignificant.

The estimated fair values of the Company's financial instruments at September 30, 1997 and 1996 are as follows:

                                                           1997               1996
                                                           ----               ----
                                                   Carrying      Fair   Carrying     Fair
                                                    amount       value   amount      value
                                                    ------       -----   ------      -----
Assets:                                                           (In thousands)
   Cash and amounts due from depository
       institutions                               $ 16,899    $ 16,899  $ 16,137  $ 16,137
   Interest-bearing deposits in other banks         15,736      15,736    16,350    16,350
   Federal funds sold                                  250         250    16,075    16,075
   Investment securities held to maturity            5,000       4,993    20,000    20,016
   Investment securities available for sale         47,553      47,553    33,493    33,493
   Mortgage-backed securities held to
       maturity                                    176,854     178,954   153,293   153,288
   Loans held for sale                                 141         144     4,870     4,870
   Loans                                           845,961     858,944   776,035   776,346
   Less allowance for loan losses                  (11,691)      ---     (11,016)    ---
                                                   -------     -------   -------
       Loans, net                                  834,270     858,944   765,019   776,346
                                                   -------     -------   -------   -------
Liabilities
   Commercial checking, non-interest-
       bearing personal, NOW, passbook,
       money market accounts and official
       checks                                      221,816     221,816   214,946   214,946
   Certificate accounts                            689,760     691,406   636,907   638,592
   FHLB advances                                   100,000      98,887    95,000    91,882
   ESOP loan                                           375         375       674       674


Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(16)   Benefit Plans
--------------------

The Company has a noncontributory-defined benefit pension plan covering all employees who have attained one year of service and 21 years of age. Pension expense was $8,500, $7,400, and $8,500, respectively, for the years ended September 30, 1997, 1996 and 1995. The plan is a multi-employer plan. Separate actuarial valuations are not made for each employer nor are plan assets so segregated. The assumed average rate of return used in determining the actuarial present value of accumulated plan benefits was 7.5%. The date of the most recent actuarial evaluation is June 30, 1996.

The Company has a deferred compensation plan for Directors (the "Directors' Deferred Compensation Plan") who may elect to defer all or part of their annual director fees to fund the Directors' Deferred Compensation Plan. The plan provides that deferred fees are to earn interest at an annual rate equal to the 30-month certificate of deposit rate, adjusted and compounded quarterly. At September 30, 1997 and 1996, deferred directors fees included in other liabilities aggregated $195,069 and $309,790, respectively. Directors may elect to have their deferred compensation balance invested in shares of the Company's common stock. When the Company purchases common stock in the open market to fund such investment, these purchases are reflected as a reduction in stockholders' equity. Such purchases were approximately $273,000 and $238,000 in 1997 and 1996, respectively. No shares were purchased in 1995.

The Company also has a retirement plan for nonemployee directors (the "Plan"). The annual basic benefit under the Plan is based on a percentage of the average three years director's fees preceding the termination of service multiplied by the number of years of service, not to exceed 50% of the average annual director's fees. During the years ended September 30, 1997, 1996 and 1995, the charge to earnings relating to the Plan was insignificant.

As part of the reorganization to the stock form of ownership, the Company's Employee Stock Ownership Plan ("ESOP") purchased 149,800 shares of the Company's common stock at $10 per share, or $1,498,000, which was funded by a loan from an unaffiliated lender. The ESOP covers all eligible employees of the Company age 21 and over. The Company makes scheduled cash contributions to the ESOP sufficient to service the amount borrowed. Dividends paid on unallocated shares reduce the Company's cash contribution to the ESOP. For the years ended September 30, 1997 and 1996, total contributions to the ESOP, which were used to fund principal and interest payments on the ESOP debt, totaled approximately $259,000 and $375,000, respectively. At September 30, 1997, there were 95,356 allocated shares, 22,485 shares committed to be released, and 37,435 suspense(unallocated and not yet committed to be released) shares held by the ESOP. Allocated shares and shares committed to be released are included in the weighted average common shares outstanding used to compute earnings per share. Total compensation expense charged to earnings in the years ended September 30, 1997 and 1996, totaled $1,165,500 and $766,500, respectively. At September 30, 1997, the fair value of the unallocated shares was $3,355,520.

Additionally, the Company's Recognition and Retention Plans ("RRP") purchased 64,200 shares at $10 per share totaling $642,000. The funds used to acquire the RRP shares were contributed by the Company. The purchase price of $642,000 will be amortized as compensation expense ratably over the participants' vesting period of three years.

The Company's 401(k) Profit Sharing Plan and Trust (the "401(k) Plan") covers all eligible employees of the Company age 21 and over. An eligible employee may elect to contribute to the 401(k) Plan in the form of deferrals of between 1% and 15% of the total compensation that would otherwise be payable to the employee. Employee contributions are fully vested and nonforfeitable at all times. The 401(k) Plan permits contributions by the Company. The Company intends initially to make matching contributions of 25% of the first 6% of each participant's contributions. For the years ended September 30, 1997 and 1996, the Company's matching contribution totaled approximately $83,000 and $75,000, respectively.

At September 30, 1997, the Company had a stock option plan for the benefit of directors, officers, and other key employees of the Company. The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan since stock option exercise prices are equal to market price at date of grant. The number of shares of common stock reserved for issuance under the stock option plan is equal to 214,000 shares, or 9.6% of the total number of common shares issued in the minority offering pursuant to the Company's reorganization to the stock form of ownership. The stock options vest in equal installments over varying periods not to exceed 10 years, depending upon the individual's position in the Company.

A summary of the Company's stock option plan is presented below:

                                                      Years Ended September 30,
                                             1997               1996                 1995
                                             ----               ----                 ----
                                                 Weighted           Weighted              Weighted
                                                 average            average               average
                                                 exercise           exercise              exercise
                                        Number    price    Number    price      Number     price
                                        ------    -----    ------    -----      ------     -----
Options outstanding
     beginning of year                 170,106    $10.73  191,569    $10.25    208,660     $10.00
Options granted                          4,500    $34.47    4,500    $27.00      7,400     $16.50
Options exercised                      (38,974)   $10.00  (23,463)   $10.00    (16,791)    $10.00
Options forfeited                       (1,334)   $18.95   (2,500)   $10.00     (7,700)    $10.00
                                        ------    ------   ------    ------     ------     ------
Options outstanding end of year        134,298    $11.66  170,106    $10.73    191,569     $10.25
                                       =======    ======  =======    ======    =======     ======
Options exercisable at year-end         50,264             34,913               20,792
                                        ======             ======               ======
Weighted average fair value of
     options granted during the year    $ 7.38             $ 6.60
                                        ======             ======


The following table summarizes information about stock options outstanding at September 30, 1997:

                                Options outstanding                                        Options exercisable
                                -------------------                                        -------------------
                                              Weighted
                           Number              average             Weighted             Number              Weighted
      Range of          outstanding @         remaining        average exercise      exercisable @      average exercise
  exercise prices          9/30/97        contractual life           price              9/30/97               price
  ---------------          -------        ----------------           -----              -------               -----
       $10.00             118,398                6.1                $10.00               50,264                $10.00
       $16.50               7,400                7.2                $16.50                 ---                  ---
       $27.00               4,500                8.1                $27.00                 ---                  ---
  $33.88 to 34.00           3,500                9.1                $33.98                 ---                  ---
  $38.25 to 40.75             500                9.6                $38.50                 ---                  ---

Had compensation cost for the Company's stock-based compensation plans been determined consistent with Statement 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:


                                       1997         1996
                                       ----         ----
Net income        As reported       $ 13,327      $ 8,640
                  Pro forma           13,294        8,611
Net income
per share         As reported          2.66         1.75
                  Pro forma            2.66         1.74

Only options granted after October 1, 1995 are included in pro-forma amounts.

The option method used to calculate the  Statement 123  compensation  adjustment
was  the  Binomial  model  with  the  following   grant  date  fair  values  and
assumptions:

                    Number of
    Date of          options         Grant date       Exercise       Risk free        Expected         Expected         Expected
     grant           granted         fair value         price      interest rate    life (years)      volatility        dividend
     -----           -------         ----------         -----      -------------    ------------      ----------        --------
     01/06/96          4,500           $ 6.60         $ 27.00          5.421%            5              38.71           $ 1.60
     11/27/96          1,000             7.27           33.88          5.912             5              29.89             1.80
     01/06/97          3,000             7.13           34.00          6.291             5              28.33             1.80
     06/16/97            450             9.01           38.25          6.276             5              30.71             1.90
     06/20/97             50            10.05           40.75          6.271             5              31.11             1.90


(17)   Acquisition of Treasure Coast
------------------------------------

On June 1, 1996, the Company acquired all of the outstanding common stock of Treasure Coast Bank, FSB ("Treasure Coast"), a Florida based bank, for approximately $6.8 million in cash. The acquisition was accounted for using the purchase method. Treasure Coast had assets of approximately $75 million. The acquisition added one branch to the Company's branch network. The results of operations of Treasure Coast from June 1, 1996 to September 30, 1996 are included in the consolidated financial statements of the Company.

The fair value of assets acquired and liabilities assumed in conjunction with the acquisition of Treasure Coast was as follows:


                                    (In thousands)
Cash                                    $ 2,315
Investments                               7,039
Mortgage-backed securities                  287
Loans receivable, net                    62,575
Accrued interest receivable                 437
Real estate owned                            86
Property and equipment                    1,778
Goodwill                                  3,365
Other assets                                542
Fair value of assets acquired            78,424
Deposits                                 70,239
Other liabilities                         1,712
Fair value of liabilities assumed        71,951
Acquisition costs                           293
Purchase of Treasure Coast                6,766
Cash acquired                             2,315
Purchase of Treasure Coast,
     net of cash acquired               $ 4,451

The following table indicates the estimated net decrease in earnings resulting from the net amortization/accretion of the adjustments, including goodwill, resulting from the use of the purchase method of accounting during each of the years 1997 through 2001. The amounts (in thousands) assume no sales or dispositions of the related assets or liabilities.


                                            Net
                                        decrease of
Years ending September 30,              net earnings
--------------------------              ------------
       1997                                     (232)
       1998                                     (325)
       1999                                     (325)
       2000                                     (298)
       2001                                     (245)
       Thereafter                             (2,364)

Adjustments to fair value are being amortized on a straight-line basis, which approximates the level yield method, over the estimated average term of four years for loans, and one year for deposits. Goodwill does not qualify for amortization for tax purposes. Goodwill is being amortized on a straight-line basis over its estimated useful life of 15 years. Goodwill as of September 30, 1997 is $3.0 million.

The following is pro forma information for the years ended September 30, 1996 and 1995 as if the Treasure Coast purchase was consummated on October 1, 1995 and 1994, respectively (in thousands, except for per share data), after giving effect to certain adjustments, including amortization of goodwill and other purchase accounting adjustments, and interest income assumed foregone on the funding of the acquisition:

                                                         For the year ended                  For the year ended
                                                         September 30, 1996                  September 30, 1995
                                                         ------------------                  ------------------
                                                    Historical         Pro forma      Historical         Pro forma
                                                    ----------         ---------      ----------         ---------
                                                             (Unaudited)                         (Unaudited)
Interest income                                       $ 74,357          $ 77,840      $ 64,885          $ 69,855
Interest expense                                        39,114            41,214        33,281            36,411
Provision for (recovery of) loan losses                   (76)               510           460               536
Net interest income after provision for loan
   losses                                               35,319            36,116        31,144            32,908
Net income                                               8,640             7,971         9,895             9,748
Net income per share                                   $ 1.75            $ 1.61        $ 2.03             $ 2.00

These pro forma results may not be representative of the actual results that would have occurred or may occur in the future.

(18)   Quarterly Results of Operations (Unaudited)
--------------------------------------------------

The quarterly results of operations for the years ended September 30, 1997 and 1996 are as follows (in thousands):

                                                      For the Three Months Ended Fiscal 1997
                                          September 30        June 30         March 31     December 31
                                          ------------        -------         --------     -----------
Interest income                             $ 22,009         $ 21,554       $ 20,723       $ 20,528
Interest expense                              11,777           11,447         11,002         10,932
       Net interest income                    10,232           10,107          9,721          9,596
Provision for loan losses                        326              205            126            125
       Net interest income after
            provision for loan losses          9,906            9,902          9,595          9,471
Total other income                             1,318            1,041            860            994
Total other expenses                           5,442            5,318          5,106          5,282
       Income before income taxes           $  5,782         $  5,625       $  5,349        $ 5,183
Net income                                  $  3,510         $  3,416       $  3,301        $ 3,101
Net income per share (1)                      $ 0.70           $ 0.68         $ 0.66         $ 0.62



                                                      For the Three Months Ended Fiscal 1996
                                          September 30        June 30       March 31     December 31
Interest income                             $ 19,885         $ 18,618       $ 18,221       $ 17,632
Interest expense                              10,461            9,754          9,471          9,428
       Net interest income                     9,424            8,864          8,750          8,204
Provision for loan losses                         72             (19)             28          (158)
       Net interest income after
            provision for loan losses          9,352            8,883          8,722          8,362
Total other income                               744              562            827            752
Total other expenses (2)                       9,481            4,857          5,057          4,737
       Income before income taxes          $     615         $  4,588       $  4,492       $  4,377
Net income                                 $     390         $  2,807       $  2,736       $  2,707
Net income per share (1)                      $ 0.08           $ 0.57         $ 0.55         $ 0.55


(1) Net income per share was computed by dividing net income by the weighted average number of shares of common stock outstanding during the quarters. Adjustments have been made, where material, to give effect to the shares that would be outstanding, assuming the exercise of dilutive stock options, all of which are considered common stock equivalents.

(2) The quarter ended September 30, 1996 amounts include a one time SAIF assessment of $4,552,000.

(19) Subsequent Event
---------------------

On August 27, 1997, the Company announced that the Board of Directors of their Mutual Holding Company, Harbor Financial, M.H.C., has determined to convert the Mutual Holding Company to a capital stock corporation. Upon completion of the Conversion, the Mutual Holding Company will cease to exist. Pursuant to the Plan of Conversion, shares of Harbor Florida Bancorp, Inc. previously held by the Mutual Holding Company will be sold. The remaining shares will be sold in subscription and community offerings. The Conversion is expected to be completed in the first calendar quarter of 1998.

Direct costs of the sale of stock, if completed, will be recorded as a reduction in proceeds from the sale of stock and applied to paid in capital. If the sale of stock is not completed, such costs will be charged to expense. At September 30, 1997, $30,000 of such costs had been incurred and were included in other assets on the balance sheet.

The Plan of Conversion provides for the establishment, upon the completion of the Conversion, of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the amount of any dividends waived by the Mutual Holding Company plus the greater of (1) 100% of the Bank's retained earnings of $34.5 million at September 30, 1992, the date of the latest balance sheet contained in the final offering circular utilized in the Bank's initial public offering in the Mutual Holding Company Reorganization, or (2) 53.41% of the Bank's total stockholders' equity as reflected in its latest balance sheet contained in the final Prospectus utilized in the Offerings plus the amounts distributed to the mid-tier holding company by the Bank at the formation of the Mid-tier Holding Company. Each eligible Account Holder and Supplemental Eligible Account Holder, if such person were to continue to maintain such person's deposit account at the Bank, would be entitled, upon a complete liquidation of the Bank after the conversion, to an interest in the liquidation account prior to any payment to the Company as the sole stockholder of the Bank.

For a period of one year after the date of the Conversion, total dividends paid to stockholders must not exceed the net income of the Company during the one year period.

Pursuant  to  OTS  regulations,   certain  restrictions  will  be  imposed  upon
directors, executive officers and their associates, and the Company with respect to stock purchases for the period following completion of the Conversion.